UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number 1-34694

VEON Ltd.
(Translation of registrant’s name into English)

Index Tower (East Tower), Unit 1703, Dubai (DIFC), the United Arab Emirates
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):  ☐.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)
Date: July 31, 2026

By:	/s/ Sebastian Rice
Name:	Sebastian Rice
Title:	Acting Group General Counsel
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
The following discussion and analysis is based on, and should be read in conjunction with, our unaudited interim condensed consolidated financial statements as of and for the six-month periods ended June 30, 2026 and 2025, and the related notes, attached hereto.
References to “VEON” as well as references to “our company,” “the company,” “our group,” “the group,” “we,” “us,” “our” and similar pronouns, are references to VEON Ltd. an exempted company limited by shares registered in Bermuda, and its consolidated subsidiaries. References to VEON Ltd. are to VEON Ltd. alone. The unaudited interim condensed consolidated financial statements as of June 30, 2026 and for the six-month periods ended June 30, 2026 and 2025 attached hereto have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board
(“IASB”) and are presented in U.S. dollars.
The discussion of our business and the telecommunications industry included herein contains references to certain terms specific to our business, including numerous technical and industry terms. Such terms are defined in Exhibit 99.1 to our Annual
Report on Form 20-F for the year ended December 31, 2025 filed on March 16, 2026 (our “2025 Annual Report”). For a comprehensive discussion of our critical accounting estimates and assumptions, please refer to Note 27- Significant Accounting
Policies to our audited consolidated financial statements included in our 2025 Annual Report.
Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains estimates and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the
“Exchange Act”). Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,”
“anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and similar words are intended to identify estimates and forward-looking statements. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this document, may adversely affect our results as indicated in forward-looking statements. You should read this document completely and with the understanding that our actual future results may be materially different and worse from what we expect.
Under no circumstances should the inclusion of such forward-looking statements in this document be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements.
Our estimates and forward-looking statements may be influenced by various factors, including without limitation:
•the ongoing war in Ukraine, including: the adverse impact on the economic conditions and outlook of Ukraine; the effect of sanctions on our supply chain, ability to transact with key counterparties and obtain financing; the risk of nationalization affecting Kyivstar; the association of certain beneficial owners of our largest shareholder with sanctions; the resulting volatility in the Ukrainian hryvnia and other local currencies; our ability to operate and maintain our infrastructure;
reputational harm we may suffer from as a result of the war; and its impact on our liquidity, financial condition, our strategic partnerships and relationships with third parties, among numerous other consequences;
•developments in the international economic conditions (including inflationary pressures and rising interest rates) and the geopolitical environment, including risks related to (i) U.S. import tariffs announced in April 2025 which have disrupted global supply chains and heightened economic uncertainty worldwide, and (ii) the ongoing conflict between the United States,
Israel and Iran which created volatility in energy markets and disruptions in commercial and financial activity across the
Middle East;
•our ability to generate sufficient cash flow and raise additional capital to meet our debt service obligations, our expectations regarding working capital and the servicing and repayment of our indebtedness, and our ability to satisfy our projected capital requirements;
•our ability to develop new revenue streams and achieve portfolio and asset optimizations, improve customer experience and optimize our capital structure;
•our goals regarding value, experience and service for our customers, as well as our ability to retain and attract customers and to maintain and expand our market share positions;
•our ability to keep pace with technological changes, including changes in artificial intelligence which may lower barriers to entry and heighten customer expectations in the telecommunications space, to implement and execute our strategic priorities successfully and to achieve the expected benefits from our existing and future transactions;
•adverse global developments, including wars, civil unrest, terrorist attacks, natural disasters, trade and tariff uncertainty and pandemics;
•environmental factors, including climate-related disasters such as floods, or the implementation of climate-related laws and regulations that could impact our business and its operations and expenses;
•our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries;
•potential cyber-attacks or other cybersecurity threats, which may compromise confidential information or render our services inaccessible, including risks arising from the integration of AI-powered capabilities across digital platforms, which may introduce additional vulnerabilities such as adversarial attacks, model manipulation and data poisoning;
•our plans to develop, provide and expand our products and services, including operational and network development, optimization and investment, such as expectations regarding the expansion or rollout and benefits of 4G and 5G networks, broadband services and integrated products and services, such as fixed-mobile convergence, and digital services in the areas of, for example, financial services, entertainment, digital advertising and healthcare;
•risks associated with barriers to 4G smartphone adoption in some of our markets, which may necessitate additional capex investments beyond planned levels and could expose us to financial and operational penalties for non-compliance with regulatory requirements;
•our expectations as to pricing for our products and services in the future, improving our ARPU and our future costs and operating results;
•our ability to meet license requirements, to obtain, maintain, renew or extend licenses, frequency allocations and frequency channels and to obtain related regulatory approvals;
•adverse legislative, regulatory and judicial developments which frustrate our profitability and ability to operate in our geographies;
•risks related to our tax residency in the UAE, as no assurance can be given regarding the final determination and exclusivity of our tax residency;
•our plans regarding marketing and distribution of our products and services, including customer loyalty programs;
•our expectations regarding our competitive strengths, customer demands, market trends and future developments in the industry and markets in which we operate;
•our ability to retain key personnel; and
•other statements regarding matters that are not historical facts.
These statements are our management’s best assessment of our strategic and financial position and of future market conditions, trends and other potential developments. While they are based on sources believed to be reliable and on our management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward-looking statements used in this document include, without limitation:
•risks relating to foreign currency exchange loss and other fluctuation and translation-related risks;
•risks relating to the recognition of impairment charges in respect of our cash generating units (“CGUs”), some of which could be substantial, including the potential impairment charge for our Bangladesh CGU following recent political unrest, which may cause us to write-down the value of our non-current assets, including property and equipment and intangible assets
(e.g. goodwill);
•risks relating to the ongoing war in Ukraine, such as its adverse impact on the economic conditions and outlook of Ukraine;
physical damage to property, infrastructure and assets of JSC Kyivstar (“Kyivstar”); the effect of sanctions and export controls on Kyivstar’s operations and counterparties, including limitations on cash movements, dividend distributions or other upstream payments; volatility in the Ukrainian hryvnia and our other local currencies; our ability to operate and maintain our infrastructure; reputational harm we may suffer as a result of the war, sanctions (including any reputational harm from certain of the beneficial owners of our largest shareholder, LPE Middle East Limited (“LetterOne”), being subject to sanctions); the risk of nationalization affecting Kyivstar; and its impact on our liquidity, financial condition;
•risks related to U.S. import tariffs which disrupted and continue to disrupt global supply chains and heighten economic uncertainty worldwide, exacerbating inflationary pressures;
•risks related to adverse global developments, such as wars, conflicts (including the current conflict between the United
States, Israel and Iran) terrorist attacks, natural disasters and pandemics which negatively impact spending appetite, increase operation costs and risk larger scale network outages;
•risks related to developments from competition, unforeseen or otherwise, in each of the countries in which we operate, including our ability to keep pace with technological changes and evolving industry standards;
•risks associated with barriers to 4G smartphone adoption in some of our markets, and with additional capex investments beyond planned levels in relation to 4G infrastructure and upgrades;
•risks that rapid technological changes, including AI adoption and evolving industry standards, render current technologies obsolete, lower barriers to entry for digital-native and OTT competitors offering more personalized or lower-cost services, require substantial capital investment for new technologies and spectrum and expose us to AI-related risks imposing compliance burdens and operational risks, as well as risks of competitors developing similar or superior AI products;
•risks associated with our ability to successfully implement strategic initiatives and integrate acquired businesses;
•risks associated with cyber-attacks or systems and network disruptions, data protection and data breaches, or the perception of such attacks or failures to protect against such attacks in each of the countries in which we operate, including the costs associated with such events and the reputational harm that could arise therefrom;
•risks relating to changes in political, economic and social conditions in each of the countries in which we operate and where laws are applicable to us, such as any harm, reputational or otherwise, that may arise due to changing social norms, our business involvement in a particular jurisdiction or an otherwise unforeseen development in science or technology;
•risks related to our telecommunications infrastructure and other network assets being vulnerable to damage and disruption from events including natural disasters, extreme environmental conditions, military conflicts, power outages, terrorist acts, riots, government-ordered service restrictions, changes in government regulation, equipment or system failures (including from wear and tear) or improper maintenance or an inability to access or operate such equipment or systems, human error or intentional wrongdoings;
•risks related to our current indebtedness levels, including our ability to raise additional indebtedness on acceptable terms and our ability to comply with the covenants in our financing agreements;
•risks due to the fact that we are a holding company with a number of operating subsidiaries, including our dependence on our operating subsidiaries for cash dividends, distributions, loans and other transfers;
•risks related to the impact of export controls, international trade regulation, customs and technology regulation on the macroeconomic environment, our operations, our ability, and the ability of key third-party suppliers to procure goods, software or technology necessary to provide services to our customers, particularly services related to the production and delivery of supplies, support services, software and equipment sourced from these suppliers;
•risks related to the loss of logos, trade names and similar intellectual property, including our rights to certain domain names;
•risks relating to Kyivstar Group's status as a separately listed public company on Nasdaq;
•in each of the countries in which we operate and where laws are applicable to us, risks relating to legislation, regulation, taxation and currency, including costs of compliance, currency and exchange controls, currency fluctuations, and abrupt changes to laws, regulations, decrees and decisions governing the telecommunications industry and taxation, laws on foreign investment, anti-corruption and anti-terror laws, economic sanctions, import tariffs and restrictions, data privacy, anti-
money laundering, antitrust, national security and lawful interception and their official interpretation by governmental and other regulatory bodies and courts;
•risks that the adjudications, administrative or judicial decisions in respect of legal challenges, license and regulatory disputes, tax disputes or appeals may not result in a final resolution in our favor or that we are unsuccessful in our defense of material litigation claims or are unable to settle such claims;
•risks relating to our operations in each country where we conduct business and where laws are applicable to us, including regulatory uncertainty regarding our licenses, regulatory uncertainty regarding our product and service offerings and approvals or consents required from governmental authorities in relation thereto, frequency allocations and numbering capacity, constraints on our spectrum capacity, access to additional bands of spectrum required to meet demand for existing products and service offerings or additional spectrum required from new products and services and new technologies, intellectual property rights protection, labor issues, interconnection agreements, equipment failures and competitive product and pricing pressures;
•risks related to losing our status as exclusive tax residents of the UAE, as certain tax authorities may treat us as being tax resident elsewhere;
•risks related to the ownership of our American Depositary Shares (“ADSs”), including those associated with VEON Ltd.’s status as a Bermuda company and a foreign private issuer; and
•other risks and uncertainties, including those set forth in “Item 3—Key Information—D. Risk Factors” in our 2025 Annual
Report.
These factors and the other risk factors are not necessarily all of the factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
The forward-looking statements included in this document are made only as of the date of the filing of this document. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should refer to our periodic and current reports filed or furnished, as applicable, with the SEC for specific risks which could cause actual results to be significantly different from those expressed or implied by these forward-looking statements.
OVERVIEW
VEON is a leading global provider of connectivity and digital services, currently headquartered in Dubai. Present in some of the world’s most dynamic markets, VEON currently provides more than 151 million customers with voice, fixed broadband, data and digital services. VEON, through its operating companies, offers services to customers in five countries: Pakistan, Ukraine,
Kazakhstan, Uzbekistan and Bangladesh. We provide services under the “Jazz,” “Kyivstar,” "Beeline" and “Banglalink” brands.
VEON generates revenue through the provision of comprehensive telecommunications and infrastructure services, including voice communications, fixed broadband, and data services, as well as digital services encompassing digital financial services, content streaming, ride-hailing platforms, digital healthcare solutions, cloud computing, and other value-added services. Products and services may be sold separately or in bundled packages.
BASIS OF PRESENTATION OF FINANCIAL RESULTS
Our unaudited interim condensed consolidated financial statements attached hereto have been prepared in accordance with IAS
34 Interim Financial Reporting. The interim condensed consolidated financial statements attached hereto do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the
Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2025.
Certain amounts that appear in this document have been subject to rounding adjustments, however the percentage variances wherever disclosed have been calculated using unrounded amounts.
REPORTABLE SEGMENTS
VEON Ltd. is the parent company of a number of operating subsidiaries and holding companies in various jurisdictions. We organize the governance and management of our businesses on a geographical basis.
As of June 30, 2026, our reportable segments currently consist of the following five segments: Pakistan; Ukraine; Kazakhstan;
Bangladesh; and Uzbekistan. We present our results of operations for “HQ and eliminations” and “Others” separately, although these are not reportable segments. “HQ, eliminations and Others” represents our operations in Kyrgyzstan, which have been sold during the year 2025 and transactions related to management activities within the Group in Amsterdam and
Dubai and costs relating to centrally managed operations, and reconciles the results of our reportable segments and our total revenue, Adjusted EBITDA and capital expenditures excluding certain costs such as those for telecommunication licenses and right-of-use assets.
For more information on our reportable segments, refer to Note 2 - Segment Information in the unaudited interim condensed consolidated financial statements attached hereto for further details.
KEY DEVELOPMENTS DURING THE FIRST HALF OF 2026
JazzWorld enters Interest Rate Swap Transactions
On January 2, 2026, JazzWorld Pakistan Limited ("JazzWorld"), formerly Pakistan Mobile Communications Limited entered into two interest rate swaps (“IRS”) with United Bank Limited, to hedge against the risk from fluctuations in Pakistani Rupee ("PKR")
floating rate on its loans of PKR75 billion (US$268 million). The interest rate swaps lock in a fixed interest rate by converting the floating rate to a fixed rate at each payment date and provide certainty over future interest cash flows, reducing exposure to interest fluctuations. These IRS were executed in two tranches of PKR37.5 billion (US$134 million) each for terms of 5 and 7 years with fixed interest rates of 12.55% and 12.85%, respectively. The IRS have been designated as cash flow hedges of the variability in cash flows attributable to the PKR floating interest rate. Refer to Note 8 - Investments, debt and derivatives in the unaudited interim condensed consolidated financial statements for further details.
Kyivstar Group Ltd. "KGL" secondary public offering of shares held by VEON
On January 29, 2026, VEON announced the pricing of a secondary public offering of 12,500,000 common shares of KGL, its majority-owned subsidiary, comprising 12,100,000 shares held by VEON Amsterdam B.V., a wholly owned subsidiary of VEON and 400,000 shares from other selling shareholders, at a public offering price of US$10.50 per share. The underwriters were granted a 30-day option to purchase up to an additional 1,875,000 shares from the other selling shareholders at the public offering price, less underwriting discounts and commissions.
On close of the offering on February 2, 2026, which was oversubscribed by five times, 13,975,000 common shares were sold by
VEON Amsterdam B.V., a wholly owned subsidiary of VEON, including the full exercise of the underwriters' option of 1,875,000 common shares while 400,000 common shares were sold by other selling shareholders accumulating to a total of 14,375,000 common shares. Following completion of the offering, VEON's ownership in KGL decreased from 89.6% to 83.6% and VEON received net proceeds of approximately US$140 million for general corporate purposes. Refer to Note 8 - Investments, debt and derivatives in the unaudited interim condensed consolidated financial statements for further details.
VEON expands digital healthcare services with Acquisition of Tabletki.ua
On February 10, 2026, VEON announced its majority owned subsidiary Kyivstar Group Ltd., has signed a definitive agreement and completed the acquisition of 100% of Tabletki.ua for US$161 million, payable in Ukrainian hryvnia in Ukraine. Tabletki.ua is one of Ukraine’s most widely used digital platforms for finding, comparing and reserving medicines and other products available at Ukrainian pharmacies. The transaction closed on February 10, 2026 and was accounted for under IFRS 3. Refer to Note 5 -
Significant transactions in the unaudited interim condensed consolidated financial statements for further details.
VEON’s Subsidiary JazzWorld Secures Largest Allocation with 190 MHz
On March 10, 2026, VEON announced that VEON’s subsidiary JazzWorld secured the allocation of 190 MHz after a successful mobile spectrum auction held in Pakistan by the Pakistan Telecommunication Authority, with a license term of fifteen years and a total cost of approximately US$240 million. Payment for the license may be made either as a lump sum twelve months after license issuance or over a six‑year period, with 50% payable after twelve months and the remaining 50% payable over five years at Karachi Interbank Offered Rate ("KIBOR") +3%. The license has been capitalized at the present value of future payments as an intangible asset of US$209. A corresponding liability of the same amount has also been recognized with interest on the liability to be recognized as a finance cost in the interim condensed consolidated income statement.
VEON Announces Agreement with the Dhabi Group regarding historical claims under a Shareholders Agreement
On March 12, 2026, VEON announced that it had entered into an agreement with the Dhabi Group regarding historical claims under a Shareholders Agreement. As part of this agreement, VEON welcomed the Dhabi Group, whose principal is His Highness
Sheikh Nahyan bin Mubarak Al Nahyan, as a shareholder in the Company. Under the terms of the agreement, Dhabi Group fully withdrew all its claims and VEON agreed to pay the Dhabi Group US$120 million in cash plus US$30 million equivalent in ADS
("ADS Payment"). Additionally, twenty-four months after the date of agreement, VEON will make further cash payment (if any)
equal to the difference of US$60 million and the market value of the ADS Payment at future date. Accordingly, VEON had recognized a provision of US$170 million as of December 31, 2025, representing management’s estimate of the expected outflow.
Following execution of the accelerated resolution agreement, the US$170 million provision recognized as of December 31, 2025 was reclassified to financial liabilities. Refer to Note 8 - Investments, debt and derivatives in the unaudited interim condensed consolidated financial statements for further details.
VEON Boosts Accessibility for Investors by Waiving Depositary Service Fees on American Depositary Shares
On April 24, 2026, VEON announced that, effective January 1, 2026, BNY Mellon will not collect depositary service fees (“DSF”)
from investors that hold VEON’s American Depositary Shares (“ADSs”). The suspension of DSF charges for investors effectively reduces the cost of ownership by US$0.05 per ADS per year and enhances accessibility for both existing and prospective investors.
VEON Shareholders Re-elect Board at 2026 AGM
VEON held its 2026 Annual General Meeting of Shareholders (the “AGM”) on May 11, 2026, During the AGM, VEON's
shareholders approved the re-election of the seven directors who served on VEON's Board in the previous term. VEON welcomed back its founder Augie K Fabela II, Andrei Gusev, Rt. Hon. Sir Brandon Lewis CBE, Duncan Perry, 70th U.S. Secretary
of State Michael R. Pompeo, Michiel Soeting and VEON Group CEO Kaan Terzioglu to the Board. Following the AGM, the new
Board held its inaugural meeting, and re-elected VEON’s Founder Augie K Fabela II as the Chairman for a third term.
VEON expands renewable energy portfolio with acquisition of six solar power plants
On May 26, 2026, VEON announced that KGL acquired 100% of the equity interests in six solar power plant entities consisting of
Energopostach-Plus LLC, Lightful LLC, Sunlight Generation LLC, Ternovytsia Solar LLC, Energy Space LLC and Ternovytsia
Solar Plus LLC, for cash consideration of US$70 paid to the seller. Prior to the acquisition, KGL also provided approximately
US$11 of reimbursable financial assistance to the target companies to refinance existing bank indebtedness. Refer to Note 5 -
Significant transactions in the unaudited interim condensed consolidated financial statements for further details.
VEON Closes US$ 1.4 billion Bond Offering, Refinancing 2027 Note
On June 1, 2026, VEON closed of a US$1,400 (excluding transaction fee of US$19) dual-tranche senior unsecured notes offering by VEON Midco B.V., a wholly owned subsidiary of VEON. The notes were issued by VEON Midco B.V. and are guaranteed by VEON Amsterdam B.V., a wholly owned subsidiary of VEON. The offering comprises US$700 6.95% senior notes due June 1, 2031 and US$700 7.45% senior notes due June 1, 2033. The notes were admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange on June 1, 2026.
In parallel with the offering, on May 18, 2026, VEON launched a cash tender offer inviting holders of its outstanding US$1,011
3.375% senior notes due in 2027 to tender their notes for cash. On June 1, 2026, VEON accepted for purchase US$885 (net of
US$1 million unamortized transaction cost) of its 3.375% senior notes due in 2027 pursuant to the tender offer for cash amount of US$877 (including US$2 million transaction costs), resulting in a net gain on extinguishment of US$8 included in finance income on the income statement. Refer to Note 8 - Investments, debt and derivatives in the unaudited interim condensed consolidated financial statements for further details.
KEY DEVELOPMENTS AFTER THE REPORTING PERIOD
Acquisition of controlling interest in TPL Insurance
On July 14, 2026, Jazz International Holding Limited (“JIHL”), a subsidiary of VEON, announced the completion of the acquisition of a controlling interest in TPL Insurance Limited (“TPL Insurance”), a Pakistan-based general insurance company offering motor, health, fire, property and other insurance products through its digital platform. Following the completion of the transaction, JIHL now holds 76.33% of TPL Insurance’s issued share capital, including 6.67% acquired through mandatory tender offer. The total consideration paid for shares acquired from TPL Corp Limited and through the mandatory tender offer was US$16. As of the date of the interim condensed consolidated financial statements, the initial purchase price allocation under IFRS 3 has not yet been completed and, accordingly, the estimated financial impact of the transaction is not yet available.
Repayment of US$210 Term Loan
On July 24, 2026, VEON repaid ahead of its scheduled maturity of March 2027 the principal amount of US$210, together with accrued interest of US$1, outstanding under the facility agreement entered into on March 27, 2025, with a consortium of international lenders, including Industrial and Commercial Bank of China ("ICBC") Standard Bank and leading Gulf Cooperation
Council ("GCC") banks.
RESULTS OF OPERATIONS
FINANCIAL PERFORMANCE FOR SIX MONTHS ENDED JUNE 30, 2026

	Six-month period
(In millions of U.S. dollars)	2026	2025

Revenue *	2,472	2,113

Cost of services, equipment and accessories *	(322)	(233)
Selling, general and administrative expenses	(1,083)	(922)
Depreciation	(309)	(280)
Amortization	(125)	(114)
Impairment loss	(4)	(3)
Gain on disposal of non-current assets	5	—
Gain on disposal of subsidiaries, net	19	497
Other operating income	2	1

Operating profit	655	1,059

Finance costs	(317)	(246)
Finance income	48	20
Other non-operating (loss)/ gain, net	(16)	31
Net foreign exchange gain/ (loss)	13	(52)
Profit before tax	383	812

Income taxes	(120)	(86)

Profit for the period	263	726

Attributable to:
The owners of the parent	221	694
Non-controlling interest	42	32
	263	726
* Certain prior period comparatives have been reclassified to conform with the current year presentation.
REVENUE

	Six-month period ended June 30,
(In millions of U.S. dollars)	2026	2025

Pakistan	965	781
Ukraine	667	542
Kazakhstan	438	389
Uzbekistan	166	147
Bangladesh	236	228
HQ, eliminations and Others	—	26

Total Revenue	2,472	2,113
Our consolidated revenues increased to US$2,472 million for the six-month period ended June 30, 2026 compared to US$2,113 million for the six-month period ended June 30, 2025. In US$ terms, our consolidated revenue increased by 17.0%, while in local currency the growth was 16.9% for the six-month period ended June 30, 2026 as compared to the six-month period ended June
30, 2025.
The increase was primarily due to the improved performance in (i) Pakistan driven by effective repricing and increased financial services usage, (ii) Uzbekistan from repricing, higher mobile financial services revenue, and higher sale of device, (iii) Ukraine from higher data usage, and the impact of the Uklon & Tabletki acquisitions and (iv) Kazakhstan, driven by higher data usage, increased device sales and higher mobile financial services usage, partially offset by the sale of Kyrgyzstan in the prior year. The slightly higher growth in US$ terms compared to local currency growth reflects a modest favorable foreign exchange translation impact resulting from the appreciation against the US$ during the period.
OPERATING PROFIT
Our consolidated operating profit decreased to US$655 million for the six-month period ended June 30, 2026 compared to
US$1,059 million for the six-month period ended June 30, 2025, primarily relating to the US$497 million gain on the disposal of
Deodar in the second quarter of 2025 in connection with the sale of the tower portfolio in Pakistan and higher service cost and depreciation and amortization expense. Refer to Note 5 - Significant transactions in the unaudited interim condensed consolidated financial statements attached hereto for further details.
NON-OPERATING PROFITS AND LOSSES
Finance costs
Our consolidated finance costs increased to US$317 million for the six-month period ended June 30, 2026 compared to US$246 million for the six-month period ended June 30, 2025. The increase was primarily attributable to interest unwinding on lease liabilities resulting from Deodar transaction in 2025 and higher debt balances.
Finance income
Our consolidated finance income increased to US$48 million in the six-month period ended June 30, 2026 compared to US$20 million in the six-month period ended June 30, 2025, primarily due to higher cash deposits and income recognized on partial extinguishment of senior notes that were due in 2027.
Other non-operating (loss) / gain, net
During the six-month period ended June 30, 2026, we recognized an other non-operating loss of US$16 million compared to an other non-operating gain of US$31 million during the six-month period ended June 30, 2025. The movement was primarily driven by the fair value remeasurement of JSC Kyivstar's outstanding warrants and remeasurement impact of derivative liability relating to ADG resolution. In addition, the prior-year period included a positive impact from the reassessment of the license asset and the related unpaid license liability in Kazakhstan, following the early termination of that license contract.
Net foreign exchange gain / (loss)
During the six-month period ended June 30, 2026, we recognized a net foreign exchange gain of US$13 million, compared to net foreign exchange loss of US$52 million during the six-month period ended June 30, 2025. This was primarily driven by favorable foreign exchange gains recognized in our Ukraine operations, as well as the appreciation of the Pakistani rupee (PKR),
Kazakhstani tenge (KZT), and Uzbekistani som (UZS) against the US$. Further, in the same period last year there was an exchange loss impact arising from the RUB denominated bonds that were subsequently redeemed.
INCOME TAX EXPENSE
Our consolidated income tax expense was US$120 million for the six-month period ended June 30, 2026 compared to US$86 million for the six-month period ended June 30, 2025. The increase in tax charge in H1 2026 reflects both an increase in profit before tax and the absence of one-off items that had reduced the tax charge in the comparative 2025 period.
For more information regarding income tax expenses, please refer to Note 4 - Income Taxes of the unaudited interim condensed consolidated financial statements attached hereto.
PROFIT FOR THE PERIOD ATTRIBUTABLE TO THE OWNERS OF THE PARENT
Our profit for the period attributable to the owners of the parent decreased to US$221 million for the six-month period ended
June 30, 2026 compared to US$694 million for the same period last year, mainly associated with a gain on sale of Deodar recognized in 2025 period.
PROFIT FOR THE PERIOD ATTRIBUTABLE TO NON-CONTROLLING INTEREST
Our profit for the period attributable to non-controlling interest increased to US$42 million for the six-month period ended
June 30, 2026 compared to US$32 million for the six-month period ended June 30, 2025.
ADJUSTED EBITDA

	Six-month period ended June 30
In millions of U.S. dollars	2026	2025
Pakistan	426	326
Ukraine	363	309
Kazakhstan	180	195
Uzbekistan	61	56
Bangladesh	96	126
HQ, eliminations and Others	(57)	(53)

Total	1,069	959
Our adjusted EBITDA increased to US$1,069 million for the six-month period ended June 30, 2026 compared to US$959 million for the six-month period ended June 30, 2025. This was primarily due to higher revenues, partially offset by: the absence of prior-
year one-off items, including the BTRC revenue-sharing and minimum tax provision release in Bangladesh; higher energy prices and personnel costs in Ukraine; weaker gross margin and higher personnel costs in Kazakhstan; higher energy prices and marketing spend in Pakistan; and the prior-year sale of the Kyrgyzstan operation.
The following table provides the reconciliation of Profit for the six-month period ended June 30 to total adjusted EBITDA:

	Six-month period ended June 30,
In millions of U.S. dollars	2026	2025
Profit for the period	263	726
Adjustments to reconcile Profit for the period to Total Adjusted EBITDA
Income taxes	120	86
Depreciation	309	280
Amortization	125	114
Impairment loss	4	3
Gain on disposal of non-current assets	(5)	—
Gain on disposal of subsidiaries, net	(19)	(497)
Finance costs	317	246
Finance income	(48)	(20)
Other non-operating loss / (gain), net	16	(31)
Net foreign exchange (gain) / loss	(13)	52

Total Adjusted EBITDA	1,069	959
RESULT OF REPORTABLE SEGMENTS
PAKISTAN
RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2026	2025	2026-2025 change %
Total revenue	965	781	23.5%
Telecommunication and infrastructure	600	519	15.6%
Digital of which:
Digital financial services	261	175	49.7%
Other digital services	104	87	18.6%
Operating expenses	539	455	18.5%
Adjusted EBITDA	426	326	30.5%
Adjusted EBITDA margin	44.1%	41.8%	2.4%
RESULTS OF OPERATIONS IN PKR

	Six months ended June 30,
In millions of PKR (except as indicated)	2026	2025	2026-2025 change %
Total revenue	269,451	219,123	23.0%
Telecommunication and infrastructure	167,517	145,631	15.0%
Digital of which:
Digital financial services	73,013	49,000	49.0%
Other digital services	28,921	24,492	18.1%
Operating expenses	150,557	127,611	18.0%
Adjusted EBITDA	118,894	91,512	29.9%
Adjusted EBITDA margin	44.1%	41.8%	2.4%
SELECTED PERFORMANCE INDICATORS FOR MOBILE BUSINESS

	Six months ended June 30,
	2026	2025	2026-2025 change %
Customers in millions	75.4	73.9	2.1%
- of which mobile data (millions)	63.4	61.0	3.8%
ARPU in US$	1.8	1.5	22.4%
ARPU in PKR	513.2	421.1	21.9%
REVENUE
In Pakistan, revenue increased by 23.5% in US$ reporting currency terms and 23.0% in local currency terms for the six-month period ended June 30, 2026 compared to the six-month period ended June 30, 2025. The increase in local currency terms is primarily due to higher data usage, repricing and higher JazzCash services usage. The larger increase in period-over-period revenue in US$ terms, as compared to local currency growth, was impacted by the appreciation of the local currency against
US$ during the period.
ADJUSTED EBITDA
In Pakistan, adjusted EBITDA increased by 30.5% in US$ reporting currency terms and increased by 29.9% in local currency terms for the six-month period ended June 30, 2026 compared to the six-month period ended June 30, 2025. The increase in
[both US$ and] local currency terms is primarily due to higher revenues, as stated above, which were partially offset by higher personnel costs, marketing spends and energy prices.
SELECTED PERFORMANCE INDICATORS
As of June 30, 2026, we had 75.4 million customers in Pakistan, representing an increase of 2.1% compared to June 30, 2025, mainly due to focus on retaining high-value customers and continued expansion of 4G/5G data network.
In Pakistan, mobile ARPU increased by 22.4% in US$ reporting currency terms and by 21.9% in local currency terms for the six-
month period ended June 30, 2026 compared to the six-month period ended June 30, 2025. This increase in both US$ and local currency terms was primarily due to effective pricing actions and continued monetization of data usage.
UKRAINE
RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2026	2025	2026-2025 change %
Total revenue	667	542	22.9%
Telecommunication and infrastructure	526	483	8.8%
Digital of which:
Other digital services	141	59	138.6%
Other operating income	—	—	0.0%
Operating expenses	304	233	29.9%
Adjusted EBITDA	363	309	17.6%
Adjusted EBITDA margin	54.5%	56.9%	-2.4%
RESULTS OF OPERATIONS IN UAH

	Six months ended June 30,
In millions of UAH (except as indicated)	2026	2025	2026-2025 change %
Total revenue	29,167	22,577	29.2%
Telecommunication and infrastructure	22,993	20,118	14.3%
Digital of which:
Other digital services	6,174	2,459	151.1%
Other operating income	9	15	-40.0%
Operating expenses	13,284	9,739	36.5%
Adjusted EBITDA	15,892	12,853	23.6%
Adjusted EBITDA margin	54.5%	56.9%	-2.4%
SELECTED PERFORMANCE INDICATORS FOR MOBILE BUSINESS

	Six months ended June 30,
	2026	2025	2026-2025 change %
Customers in millions	21.8	22.4	-2.8%
- of which mobile data (millions)	17.1	16.8	1.4%
ARPU in US$	4.7	3.7	26.4%
ARPU in UAH	204.7	154.1	32.8%
REVENUE
In Ukraine, revenue increased by 22.9% in US$ reporting currency terms and 29.2% in local currency terms for the six-month period ended June 30, 2026 compared to the six-month period ended June 30, 2025. The increase in [both US$ and] local currency terms was primarily driven by repricing, increased usage of Uklon services (full six-month contribution in 2026), stronger
Kyivstar TV performance and the consolidation of Tabletki following its acquisition, compared to the prior period. The lower period-over-period revenue growth rate in US$ terms, as compared to local currency growth, was impacted by depreciation of the local currency against US$ during the period.
ADJUSTED EBITDA
In Ukraine, adjusted EBITDA increased by 17.6% in US$ reporting currency terms and 23.6% in local currency terms for the six-
month period ended June 30, 2026 compared to the six months ended June 30, 2025. The increase in local currency terms is primarily due to higher revenues partly offset by the impact of Roam-like-at-home regulatory obligations, higher tariffs for utilities and higher network maintenance costs and higher personnel costs.
SELECTED PERFORMANCE INDICATORS
As of June 30, 2026, we had 21.8 million mobile customers in Ukraine, representing a decrease of 2.8% compared to June 30,
2025. This was primarily due to the focus on retaining high-value customers.
In Ukraine, mobile ARPU increased by 26.4% in US$ reporting currency terms and 32.8% in local currency terms for the six-
month period ended June 30, 2026 compared to the six-month period ended June 30, 2025, primarily due to an increase in mobile data usage, and effective pricing actions across a lower subscriber base.
KAZAKHSTAN
RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2026	2025	2026-2025 change %
Total revenue	438	389	12.6%
Telecommunication and infrastructure	357	325	9.6%
Digital of which:
Digital financial services	13	17	-19.5%
Other digital services	68	47	44.7%
Operating expenses	258	194	32.7%
Adjusted EBITDA	180	195	-7.5%
Adjusted EBITDA margin	41.1%	50.0%	-8.9%
RESULTS OF OPERATIONS IN KZT

	Six months ended June 30,
In millions of KZT (except as indicated)	2026	2025	2026-2025 change %
Total revenue	212,980	199,192	6.9%
Telecommunication and infrastructure	173,419	166,553	4.1%
Digital of which:
Digital financial services	6,535	8,536	-23.4%
Other digital services	33,026	24,103	37.0%
Other operating income	68	16	325.0%
Operating expenses	125,460	99,300	26.3%
Adjusted EBITDA	87,588	99,908	-12.3%
Adjusted EBITDA margin	41.1%	50.2%	-9.0%
SELECTED PERFORMANCE INDICATORS FOR MOBILE BUSINESS

	Six months ended June 30,
	2026	2025	2026-2025 change %
Customers in millions	11.7	11.7	-0.1%
- of which mobile data (millions)	9.9	10.1	-1.7%
ARPU in US$	4.8	4.7	3.3%
ARPU in KZT	2,337.1	2,382.8	-1.9%
REVENUE
In Kazakhstan, revenue increased by 12.6% in US$ reporting currency terms, and increased by 6.9% in local currency terms for the six-month period ended June 30, 2026 compared to the six-month period ended June 30, 2025. The increase in local currency terms was primarily due to higher telecommunications and infrastructure revenues, alongside increased device sales, partially offset by impact of the increase in the standard VAT rate from 12% to 16%, effective January 2026. Revenue growth in
US$ terms exceeded the local currency growth, reflecting the appreciation of the local currency against the US$ during the period.
ADJUSTED EBITDA
In Kazakhstan, adjusted EBITDA decreased by 7.5% in US$ reporting currency terms and by 12.3% in local currency terms for the six-month period ended June 30, 2026 compared to the six-month period ended June 30, 2025. The decrease in local currency terms is primarily due to higher services costs, commercial costs, higher personnel costs and marketing spend.
SELECTED PERFORMANCE INDICATORS
As of June 30, 2026, we had 11.7 million mobile customers in Kazakhstan, unchanged from the prior year.
In Kazakhstan, mobile ARPU increased by 3.3% in US$ reporting currency terms and decreased by 1.9% in local currency terms for the six-month period ended June 30, 2026 compared to the six-month period ended June 30, 2025. The decline in local currency ARPU was primarily driven by lower mobile service revenue usage. ARPU growth in US$ terms, despite the decrease in local currency terms, was a result of the appreciation of the local currency against the US$ during the period.
UZBEKISTAN
RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2026	2025	2026-2025 change %
Total revenue	166	147	12.9%
Telecommunication and infrastructure	140	127	9.9%
Digital of which:
Digital financial services	10	5	95.0%
Other digital services	16	15	8.0%
Other operating income	—	—	0.0%
Operating expenses	105	91	15.4%
Adjusted EBITDA	61	56	8.7%
Adjusted EBITDA margin	36.5%	37.9%	-1.4%
RESULTS OF OPERATIONS IN UZS

	Six months ended June 30,
In millions of UZS (except as indicated)	2026	2025	2026-2025 change %
Total revenue	2,009,879	1,896,950	6.0%
Telecommunication and infrastructure	1,691,604	1,639,495	3.2%
Digital of which:
Digital financial services	128,072	69,903	83.2%
Other digital services	190,203	187,552	1.4%
Other operating income	810	1,689	-52.0%
Operating expenses	1,277,241	1,179,718	8.4%
Adjusted EBITDA	733,448	718,921	2.0%
Adjusted EBITDA margin	36.5%	37.9%	-1.4%
SELECTED PERFORMANCE INDICATORS FOR MOBILE BUSINESS

	Six months ended June 30,
	2026	2025	2026-2025 change %
Customers in millions	7.7	7.9	-2.6%
- of which mobile data (millions)	6.6	7.0	-5.8%
ARPU in US$	3.4	3.0	14.4%
ARPU in UZS	41,220.4	38,372.7	7.4%
REVENUE
In Uzbekistan, revenue increased by 12.9% in US$ reporting currency terms and 6.0% in local currency terms for six-month period ended June 30, 2026 compared to six-month period ended June 30, 2025. The increase in local currency terms is primarily due to repricing, higher digital financial services revenue, and higher sale of devices. The increase in period-over-period revenue in US$ terms, as compared to the local currency growth, was impacted by the appreciation of the local currency against
US$ during the period.
ADJUSTED EBITDA
In Uzbekistan, adjusted EBITDA increased by 8.7% in US$ reporting currency terms and 2.0% in local currency terms for the six-
month period ended June 30, 2026 compared to the six-month period ended June 30, 2025. The increase in local currency terms is primarily driven by higher revenue contribution, partly offset by higher personnel costs and service costs.
SELECTED PERFORMANCE INDICATORS
As of June 30, 2026, we had 7.7 million mobile customers in our Uzbekistan segment representing a decrease of 2.6%
compared to June 30, 2025. This was primarily due to the increased competition in the market and focus on high-value customer retention.
In Uzbekistan, mobile ARPU increased by 14.4% in US$ reporting currency terms and 7.4% in local currency terms for the six-
month period ended June 30, 2026 compared to the six-month period ended June 30, 2025, primarily due to growth in mobile data usage and a focus on retaining high-value customers. Revenue growth in US$ terms exceeded local currency growth, reflecting the appreciation of the local currency against the US$ during the period.
BANGLADESH
RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2026	2025	2026-2025 change %
Total revenue	236	228	3.7%
Telecommunication and infrastructure	205	222	-7.2%
Digital of which:
Other digital services	31	6	380.2%
Operating expenses	140	102	37.8%
Adjusted EBITDA	96	126	-24.0%
Adjusted EBITDA margin	40.5%	55.2%	-14.7%
RESULTS OF OPERATIONS IN BDT

	Six months ended June 30,
In millions of BDT (except as indicated)	2026	2025	2026-2025 change %
Total revenue	28,962	27,721	4.5%
Telecommunication and infrastructure	25,216	26,946	-6.4%
Digital of which:
Other digital services	3,746	775	383.6%
Operating expenses	17,234	12,404	38.9%
Adjusted EBITDA	11,728	15,317	-23.4%
Adjusted EBITDA margin	40.5%	55.3%	-14.8%
SELECTED PERFORMANCE INDICATORS FOR MOBILE BUSINESS

	Six months ended June 30,
	2026	2025	2026-2025 change %
Customers in millions	35.0	34.8	0.4%
- of which mobile data (millions)	21.9	21.9	0.0%
ARPU in US$	1.1	1.1	5.1%
ARPU in BDT	136.7	129.0	6.0%
REVENUE
In Bangladesh, revenue increased by 3.7% in US$ reporting currency terms and by 4.5% in local currency terms for the six-
month period ended June 30, 2026 compared to the six-month period ended June 30, 2025. The increase in local currency terms was primarily driven by significantly higher contribution from digital services partly offset by lower data and voice usage. U.S.
dollar terms growth was slightly impacted by the depreciation of the local currency against US$ during the period.
ADJUSTED EBITDA
In Bangladesh, adjusted EBITDA decreased by 24.0% in US$ reporting currency terms and by 23.4% in local currency terms for the six-month period ended June 30, 2026 compared to the six-month period ended June 30, 2025. This local currency decrease was primarily driven by the release of a minimum tax provision due to change in local tax law and release of a one-time provision related to fees payable to the Bangladesh Telecommunication Regulatory Commission in the same period last year which was partially offset by higher revenues.
SELECTED PERFORMANCE INDICATORS
As of June 30, 2026, we had 35 million mobile customers in our Bangladesh segment representing a slight increase of 0.4%
compared to June 30, 2025.
In Bangladesh, mobile ARPU is consistent in US$ reporting currency terms and increased by 6% in local currency terms for the six-month period ended June 30, 2026 compared to the six-month period ended June 30, 2025. This increase in local currency terms is due to an emphasis on the data-focused user base after shedding low-usage subscribers.
LIQUIDITY AND CAPITAL RESOURCES
WORKING CAPITAL
As of June 30, 2026, we had negative working capital of US$124 million, compared to negative working capital of US$319 million as of December 31, 2025. Working capital is defined as current assets less current liabilities.
The change of net working capital compared to December 31, 2025 was primarily due to an increase in our current asset base of
US$592 million along with the increase in our current liabilities base amounting to US$397 million as of June 30, 2026. The change in working capital is primarily driven by the proceeds from the 2026 bond issuance.
Our working capital is monitored on a regular basis by our management. Our management expects to repay our debt as it becomes due from our operating cash flows, cash on our balance sheet or through additional borrowings. Although we have negative working capital, our management believes that our cash balances and available undrawn credit facilities are sufficient to meet our short-term cash requirements.
BORROWINGS
As of June 30, 2026, borrowings amounted to US$3,506 million (December 31, 2025: US$3,143 million), of which the principal amounts of our external indebtedness represented by bank loans and bonds amounted to US$3,429 million, compared to
US$3,049 million as of December 31, 2025. In addition, we had US$77 million (December 31, 2025: US$94 million) outstanding related to long-term capex accounts payable.
As of June 30, 2026, VEON had the following principal amounts outstanding for interest-bearing loans and bonds as well as overdrawn bank accounts:

Entity	Type of debt/ original lenders	Interest rate	Debt currency	Outstanding debt (mln)	Outstanding debt (USD mln)	Maturity date

VEON MidCo B.V.	Syndicated Loan Facility	3M Term SOFR + 4.25%	USD	210	210	03.29.2027
VEON MidCo B.V.	Notes	3.3750%	USD	125	125	11.25.2027
VEON MidCo B.V.	Notes	9.0000%	USD	200	200	07.15.2029
VEON MidCo B.V.	Notes	6.9500%	USD	700	700	06.01.2031
VEON MidCo B.V.	Notes	7.4500%	USD	700	700	06.01.2033

legacy notes, subject to potential conversion in new notes, but for which no further payments are due
VEON MidCo B.V.	Legacy notes, no payments due, subject to potential conversion	3.3750%	USD	69	69	11.25.2027
TOTAL VEON HQ					2,004

JazzWorld	Syndicated Loan Facility	6M KIBOR + 0.55%	PKR	4,231	15	09.02.2026
JazzWorld	Loan from Habib Bank Limited	6M KIBOR + 0.55%	PKR	1,796	6	09.02.2026
JazzWorld	Syndicated Loan Facility	6M KIBOR + 0.55%	PKR	7,500	27	05.18.2028
JazzWorld	Syndicated Loan Facility	3M KIBOR + 0.60%	PKR	28,750	103	07.05.2031
JazzWorld	Loan from United Bank Limited	3M KIBOR + 0.55%	PKR	2,500	9	05.18.2028
JazzWorld	Syndicated Loan Facility	6M KIBOR + 0.60%	PKR	40,000	144	04.19.2032
JazzWorld	Loan from United Bank Limited	6M KIBOR + 0.60%	PKR	5,000	18	05.15.2034
JazzWorld	Loan from National Bank of Pakistan	6M KIBOR + 0.60%	PKR	5,000	18	05.15.2034
JazzWorld	Loan from Meezan Bank Limited	6M KIBOR + 0.60%	PKR	5,000	18	05.15.2034
JazzWorld	Syndicated Loan Facility	6M KIBOR + 0.60%	PKR	75,000	270	05.24.2034
JazzWorld	Loan from Habib Bank Limited	6M KIBOR + 0.60%	PKR	5,000	18	04.30.2035

JazzWorld	Loan from Bank Alfalah Limited	6M KIBOR + 0.60%	PKR	5,000	18	04.30.2035
JazzWorld	Loan from Faysal Bank Limited	6M KIBOR + 0.60%	PKR	15,000	54	05.18.2035
JazzWorld	Loan from Meezan Bank Limited	6M KIBOR + 0.60%	PKR	13,500	49	05.22.2035
JazzWorld	Loan from Askari Bank Limited	6M KIBOR + 0.60%	PKR	3,500	13	05.29.2035
TOTAL Jazzworld Pakistan Limited					780

Kyivstar Holdings B.V.	Legacy notes, no payments due, subject to potential conversion	0.0000%	USD	12	12	04.09.2027
Kyivstar Holdings B.V.	Legacy notes, no payments due, subject to potential conversion	0.0000%	RUB	1,139	14	06.18.2027
TOTAL Kyivstar Holdings B.V.					26

Banglalink	Syndicated Loan Facility	Average bank deposit rate + 4.25%	BDT	2550	21	04.26.2027
Banglalink	Syndicated Loan Facility	7% to 12%	BDT	4,220	34	11.25.2028
Other	Short Term Facilities and Other				215
TOTAL Banglalink Digital Communications Ltd.					270

Unitel LLC	JSCB “TBC Bank”	22.0000% - 23.0000%	UZS	360,000	30	12.20.2030
Unitel LLC	Infinbank	21.4900%	UZS	188,871	16	12.29.2029
Unitel LLC	AKIB Ipoteka Bank	22.0000%	UZS	200,000	17	03.12.2031
Unitel LLC	Other				53
TOTAL Unitel LLC.					116

KaR-Tel	Loan from Forte Bank	17.2500% - 20.5000%	KZT	24,126	50	01.29.2030
KaR-Tel	Loan from Forte Bank	7.8000%	CNY	108	16	04.14.2029
KaR-Tel	Loan from NurBank	15.5000% - 16.5000%	KZT	15,123	31	09.28.2029
KaR-Tel	Loan from Bank RBK JSC	20.5000%	KZT	15,000	31	10.24.2030
KaR-Tel	Other				86
TOTAL KaR-Tel Limited Liability Partnership.					214

Other entities	Overdrawn accounts and other				19
Total VEON					3,429
* The table does not include long-term capex accounts payable of US$77 million.
VEON's contractual obligations primarily relate to capital commitments for property, plant, and equipment and intangible assets, bank loans and bonds, as well as lease liabilities. We did not have any off-balance sheet arrangements that had or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources, in each case that are material to investors.
INTERIM CONSOLIDATED CASH FLOW SUMMARY

	Six-month period ended June 30,
(In millions of U.S. dollars)	2026	2025

Net cash flows from operating activities	860	569
Net cash flows used in investing activities	(654)	(318)
Net cash flows from / (used in) financing activities	246	(667)

Net Increase / (decrease) in cash and cash equivalents	452	(416)

Net foreign exchange difference	9	2
Cash and cash equivalents classified as held for sale at the beginning of the period	—	14
Cash and cash equivalents classified as held for sale at the end of the period	—	(6)
Cash and cash equivalents at beginning of period, net of overdraft	1,732	1,688

Cash and cash equivalents at end of period, net of overdraft	2,193	1,282
For more details, see the interim condensed consolidated statement of cash flows in the unaudited interim condensed consolidated financial statements attached hereto.
OPERATING ACTIVITIES
During the six-month period ended June 30, 2026, net cash flows from operating activities increased to US$860 million from
US$569 million during the six-month period ended June 30, 2025. The movement in operating activities mainly relates to the positive movement in working capital changes increased net profit before tax after non-cash adjustments and lower tax outflows.
INVESTING ACTIVITIES
During the six-month period ended June 30, 2026, net cash outflows for investing activities were US$654 million, compared to
US$318 million for the six-month period ended June 30, 2025. The prior comparative period benefited from proceeds from the sale of Deodar, which were partially offset by the acquisition of Uklon. In the current period, net outflows increased primarily due to the absence of proceeds from the Sale of Deodar, combined with acquisition related cash outflows for Tabletki, Shtorm, and six solar power plants.
Acquisitions and Disposals
For information regarding our acquisitions and disposals, see Note 5 - Significant transactions, Note 6 - Property and Equipment and Note 7 - Intangible Assets to the unaudited interim condensed consolidated financial statements attached hereto.
FINANCING ACTIVITIES
During the six-month period ended June 30, 2026, net cash inflows from financing activities were US$246 million compared to net cash outflows of US$667 million during the six-month period ended June 30, 2025. We raised US$1,606 million, net of fees
(2025: US$562 million) and repaid US$1,318 million (2025: US$1,055 million) under various debt facilities and leases.
For information regarding changes to our debt portfolio during the six-month period ended June 30, 2026, see Note 8 -
Investments, debt and derivatives to the unaudited interim condensed consolidated financial statements attached hereto.
FUTURE LIQUIDITY AND CAPITAL REQUIREMENTS
During the six-month period ended June 30, 2026, our capital expenditures excluding licenses and right-of-use assets (“CAPEX exc. licenses and ROU”) were US$336 million compared to US$365 million in the six-month period ended June 30, 2025. The decrease was primarily due to phasing of capex spend.  Our capex spend continues to focus on network modernization and new investments in high-speed networks and acceleration in the network deployment program.
We expect 2026 CAPEX, exc. licenses and ROU, to be primarily allocated to investments in high-speed data networks to support mobile data growth, including the continued rollout of 4G/LTE networks in Bangladesh, Pakistan, Kazakhstan, and Ukraine. We
expect these expenditures to continue to be significant throughout the remainder of 2026. While our medium-term plan for
CAPEX, exc. licenses and ROU is to invest in new 5G preparations in Pakistan and high-speed data networks to continue to capture mobile data growth, including the continued roll-out of 4G/LTE networks in Pakistan, Ukraine and Bangladesh.
Management anticipates that the funds necessary to meet our current and expected capital requirements in the foreseeable future (including with respect to any possible acquisitions) will continue to come from:
•Cash we currently hold;
•Operating cash flows;
•Borrowings under syndicated bank financings, including credit lines currently available to us; and
•Issuances of debt securities on local and international capital markets, with international capital markets expected to be reestablished as a viable funding source.
VEON’s principal sources of liquidity include cash generated from operations, cash and cash equivalents on hand, access to local and international debt capital markets and bank financing arrangements. The Group has continued to demonstrate access to both local banking markets and international capital markets, including through its recent debt issuances. Syndicated and bilateral bank facilities also provide an important and complementary source of liquidity.
Despite the impact of the war in Ukraine, the Group’s ability to generate cash flows and service its indebtedness has not been materially affected to date, supported by the strong performance and cash generation of its other operating markets. VEON Ltd.
relies principally on dividends, distributions, intercompany loan repayments and other transfers from its subsidiaries to meet its obligations. The ability of its subsidiaries to transfer funds may be affected by their operating performance, local liquidity requirements, foreign exchange controls, regulatory and contractual restrictions, sanctions-related considerations and other legal or economic factors.
The availability and cost of external financing depend on a number of factors, including the Group’s operating and financial performance, prevailing market conditions, contractual restrictions, the financial position and risk appetite of international and local lenders, applicable sanctions and compliance considerations, and the overall liquidity and stability of capital markets. VEON has maintained access to the international debt capital markets. On June 1, 2026, the Group issued US$700 million aggregate principal amount of 6.95% senior notes due 2031 and US$700 million aggregate principal amount of 7.45% senior notes due
2033. The coupons on these issuances were below the 9.00% coupon on the Group’s US$200 million private placement completed on July 15, 2025, although the respective instruments have different maturities, structures and market conditions.
Recent geopolitical developments in the Middle East have contributed to longer execution timelines for certain prospective bank financing arrangements. The availability, timing, size and pricing of any such financing remain subject to market conditions, lender approvals, satisfactory documentation and other customary conditions, and there can be no assurance that such financing will be completed on the terms currently contemplated or at all. However, current indications suggest that funding costs should nevertheless remain more attractive than those of the Group’s existing facilities.
The Group’s ability to raise additional capital, and the cost of such capital, may also be influenced by its credit ratings. VEON’s ratings take into account both its standalone credit characteristics and the sovereign and transfer-and-convertibility risks associated with the markets in which it operates. The Group’s operating performance, cash generation, financial policies and liquidity position are among the factors considered by the rating agencies in their assessments.
While VEON's ratings remain constrained by the sovereign rating ceilings of the markets in which it operates, the Group has consistently delivered strong operational performance, enabling it to achieve ratings that are two notches above the relevant sovereign ratings, the highest uplift typically attainable under the applicable rating methodologies. This provides external validation of the strength of VEON’s standalone credit profile.
The Group continues to review its capital structure, liquidity position and debt maturity profile and may, subject to market conditions, seek to raise additional financing, refinance or repay existing indebtedness, or undertake debt repurchases or other liability-management transactions.
As of June 30, 2026, VEON had approximately US$968 million of cash held at the level of its headquarters (“HQ”), which was deposited with international banks and invested in money market funds, and which is fully accessible at HQ. In addition, VEON’s operating companies had a total cash position equivalent to US$1,225 million of which US$509 million related to banking operations in Pakistan.
Below is the reconciliation of capital expenditures (excluding licenses and right-of-use assets) to cash flows used for purchases of property, plant and equipment and intangible assets:

	Six-month period ended June 30,
(In millions of U.S. dollars)	2026	2025

Cash outflows for the purchase of property, plant and equipment and intangible assets	477	424
Adjusted for:
Cash outflow for purchase of licenses	—	(1)
Difference in timing between accrual and payment for capital expenditures (excluding licenses and right-of- use assets)	(141)	(58)

Capital expenditures (excluding licenses and right-of-use assets) *	336	365
*Refer to Note 2 - Segment information of the unaudited interim condensed consolidated financial statements.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on our obligations.
As of June 30, 2026, the currency exposure risks for our Group were in relation to the Pakistani rupee, the Bangladeshi taka, the
Ukrainian hryvnia, the Kazakh tenge and the Uzbekistani som, because the majority of our cash flows from operating activities in
Pakistan, Bangladesh, Ukraine, Kazakhstan and Uzbekistan are denominated in each of these functional currencies, respectively, while our debt, if not incurred in or hedged to the functional currencies, is primarily denominated in US$.
As of June 30, 2026, we held approximately 56% of our cash and bank deposits in US$, compared to 48% as of June 30, 2025, in order to hedge against the risk of functional currency devaluation. To reduce balance sheet currency mismatches, we hold part of our debt in Pakistani rupee, Bangladeshi taka and other currencies, as well as selectively enter into foreign exchange derivatives. Nonetheless, if the US$ value of the Bangladeshi taka, Pakistani rupee, Uzbekistani som, Ukrainian hryvnia or the
Kazakh tenge were to dramatically decline, it could negatively impact our ability to repay or refinance our US$ denominated indebtedness and could adversely affect our financial condition and results of operations.
In accordance with our policies, we do not enter into any treasury transactions of a speculative nature. Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk.
As of June 30, 2026, 70% of our Group’s total debt was fixed rate debt.

Unaudited interim condensed
consolidated financial statements
VEON Ltd.
As of and for the six and three-month periods
ended June 30, 2026

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2026	1

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2026	2
INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
for the six and three-month periods ended June 30:

		Six-month period		Three-month period
(In millions of U.S. dollars, except per share amounts)	Note	2026	2025	2026	2025

Revenue *	2	2,472	2,113	1,271	1,087

Cost of services, equipment and accessories *		(322)	(233)	(171)	(104)
Selling, general and administrative expenses		(1,083)	(922)	(550)	(464)
Depreciation	6	(309)	(280)	(159)	(142)
Amortization	7	(125)	(114)	(66)	(54)
Impairment loss		(4)	(3)	(2)	(1)
Gain on disposal of non-current assets		5	—	5	—
Gain on disposal of subsidiaries, net	5	19	497	19	497
Other operating income		2	1	2	1

Operating profit		655	1,059	349	820

Finance costs		(317)	(246)	(167)	(127)
Finance income		48	20	30	10
Other non-operating (loss)/ gain, net	8	(16)	31	(10)	1
Net foreign exchange gain/ (loss)		13	(52)	(2)	(22)
Profit before tax		383	812	200	682

Income taxes	4	(120)	(86)	(60)	(74)

Profit for the period		263	726	140	608

Attributable to:
The owners of the parent		221	694	122	595
Non-controlling interest		42	32	18	13
		263	726	140	608

Basic and diluted earnings per share attributable to ordinary equity holders of the parent		$0.13	$0.39	$0.07	$0.34

Weighted average common shares outstanding:
for basic earnings per share (in millions)		1,741	1,761	1,742	1,741
for diluted earnings per share (in millions)		1,772	1,811	1,773	1,796
* Certain prior period comparatives have been reclassified to conform with the current year presentation.
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2026	3
INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the six and three-month periods ended June 30:

		Six-month period		Three-month period
(In millions of U.S. dollars)	Note	2026	2025	2026	2025

Profit for the period		263	726	140	608

Items that may be reclassified to profit or loss
Foreign currency translation		(64)	9	(33)	(18)
Reclassification of accumulated foreign currency translation reserve to income statement upon disposal of subsidiary	5	(19)	(454)	(19)	(454)
Net loss on cash flow hedges		(1)	—	—	—
Items that will not be reclassified to profit or loss
Fair value re-measurement of financial instruments		(1)	7	(1)	8
Other		1	—	2	—
Other comprehensive loss for the period, net of tax		(84)	(438)	(51)	(464)
Total comprehensive income for the period, net of tax		179	288	89	144
Attributable to:
The owners of the parent		145	256	76	135
Non-controlling interest		34	32	13	9
		179	288	89	144
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2026	4
INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as of:

(In millions of U.S. dollars)	Note	June 30, 2026	December 31, 2025
Assets
Non-current assets
Property and equipment	6	3,928	3,757
Intangible assets	7	1,884	1,549
Investments and derivatives	8	84	144
Deferred tax assets		446	418
Loans to customers *		53	31
Other assets *		169	203
Total non-current assets		6,564	6,102

Current assets
Inventories		32	32
Trade and other receivables *		331	266
Investments and derivatives	8	496	489
Current income tax assets		53	43
Loans to customers *		374	335
Other assets		226	216
Cash and cash equivalents	9	2,193	1,732
Total current assets		3,705	3,113

Total assets		10,269	9,215

Equity and liabilities
Equity
Equity attributable to equity owners of the parent		1,513	1,340
Non-controlling interest		408	294
Total equity		1,921	1,634

Non-current liabilities
Debt and derivatives	8	4,417	4,043
Provisions		43	43
Deferred tax liabilities		43	41
Other liabilities		16	18
Total non-current liabilities		4,519	4,145

Current liabilities
Trade and other payables		1,716	1,442
Debt and derivatives	8	1,436	1,102
Provisions		77	261
Current income tax payables		95	88
Other liabilities		505	539
Total current liabilities		3,829	3,432

Liabilities associated with assets held for sale	5	—	4

Total equity and liabilities		10,269	9,215
* Certain prior period comparatives have been reclassified to conform with the current year presentation.
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2026	5
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six-month period ended June 30, 2026:

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interest	Total equity

As of December 31, 2025		1,719,186,734	2	12,753	(2,108)	(2,998)	(6,309)	1,340	294	1,634

Profit for the period		—	—	—	—	221	—	221	42	263
Transfer from OCI to income statement on disposal of subsidiary	5	—	—	—	—	—	(19)	(19)	—	(19)
Other comprehensive loss		—	—	—	(1)	—	(56)	(57)	(8)	(65)
Total comprehensive income / (loss)		—	—	—	(1)	221	(75)	145	34	179

Share repurchases	10	(29,892,525)	—	—	(62)	—	—	(62)	—	(62)
Sale of non-controlling interest	8	—	—	—	(67)	—	127	60	80	140
Share issuance under ADG resolution	8	13,794,400	—	—	27	—	—	27	—	27
Share-based payments and others	3	18,441,275	—	—	3	—	—	3	—	3

As of June 30, 2026		1,721,529,884	2	12,753	(2,208)	(2,777)	(6,257)	1,513	408	1,921
for the six-month period ended June 30, 2025:

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interest	Total equity

As of December 31, 2024		1,765,484,059	2	12,753	(1,953)	(3,530)	(6,173)	1,099	158	1,257

Profit for the period		—	—	—	—	694	—	694	32	726
Transfer from OCI to income statement on disposal of subsidiary	5	—	—	—	—	—	(454)	(454)	—	(454)
Other comprehensive income		—	—	—	7	—	9	16	—	16
Total comprehensive income / (loss)		—	—	—	7	694	(445)	256	32	288

Share repurchases	10	(36,639,125)	—	—	(68)	—	—	(68)	—	(68)
Share-based payments and others	3	—	—	—	19	—	—	19	—	19

As of June 30, 2025		1,728,844,934	2	12,753	(1,995)	(2,836)	(6,618)	1,306	190	1,496

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2026	6
for the three-month period ended June 30, 2026:

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interest	Total equity

As of April 1, 2026		1,731,034,184	2	12,753	(2,178)	(2,899)	(6,210)	1,468	395	1,863

Profit for the period		—	—	—	—	122	—	122	18	140
Transfer from OCI to income statement on disposal of subsidiary	5	—	—	—	—	—	(19)	(19)	—	(19)
Other comprehensive income / (loss)		—	—	—	1	—	(28)	(27)	(5)	(32)
Total comprehensive income / (loss)		—	—	—	1	122	(47)	76	13	89

Share repurchases		(16,309,500)	—	—	(34)	—	—	(34)	—	(34)
Share-based payments and others	3	6,805,200	—	—	3	—	—	3	—	3

As of June 30, 2026		1,721,529,884	2	12,753	(2,208)	(2,777)	(6,257)	1,513	408	1,921
for the three-month period ended June 30, 2025:

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interest	Total equity

As of April 1, 2025		1,752,489,609	2	12,753	(1,967)	(3,431)	(6,150)	1,207	181	1,388

Profit for the period		—	—	—	—	595	—	595	13	608
Transfer from OCI to income statement on disposal of subsidiary		—	—	—	—	—	(454)	(454)	—	(454)
Other comprehensive income / (loss)		—	—	—	8	—	(14)	(6)	(4)	(10)
Total comprehensive income / (loss)		—	—	—	8	595	(468)	135	9	144

Share repurchases	10	(23,644,675)	—	—	(44)	—	—	(44)	—	(44)
Share-based payments and others	3	—	—	—	8	—	—	8	—	8

As of June 30, 2025		1,728,844,934	2	12,753	(1,995)	(2,836)	(6,618)	1,306	190	1,496
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2026	7
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
for the six-month period ended June 30:

		Six-month period
(In millions of U.S. dollars)	Note	2026	2025
Operating activities
Profit before tax		383	812
Non-cash adjustments to reconcile profit before tax to net cash flows
Depreciation, amortization and impairment loss		438	397
Gain on disposal of non-current assets		(5)	—
Gain on disposal of subsidiaries, net		(19)	(497)
Finance costs		317	246
Finance income		(48)	(20)
Other non-operating loss/ (gain), net		16	(31)
Net foreign exchange (gain)/ loss		(13)	52
Changes in trade and other receivables and prepayments		(83)	(98)
Changes in inventories		—	(3)
Changes in trade and other payables		163	79
Changes in provisions, pensions and other		45	48
Interest paid		(206)	(192)
Interest received		28	20
Income tax paid		(156)	(244)
Net cash flows from operating activities		860	569
Investing activities
Purchase of property, plant and equipment		(393)	(357)
Purchase of intangible assets		(84)	(67)
Payment / (receipt) on deposits		18	(20)
Investment (in)/ receipts from financial assets		(46)	31
Acquisition of subsidiaries, net of cash acquired	5	(234)	(141)
Proceeds from sales of subsidiaries, net of cash	5	120	280
Proceeds from sales of property, plant and equipment		35	4
Outflows on loans granted		(70)	(48)
Net cash used in investing activities		(654)	(318)
Financing activities
Proceeds from borrowings, net of fees paid *		1,606	562
Repayment of debt ***		(1,178)	(1,055)
Repayment of lease liabilities ***		(140)	(106)
Proceeds from sale of non-controlling interest	8	140	—
Share repurchases	10	(62)	(68)
ADG resolution	8	(120)	—
Net cash flows from / (used in) financing activities		246	(667)
Net Increase / (decrease) in cash and cash equivalents		452	(416)
Net foreign exchange difference		9	2
Cash and cash equivalents classified as held for sale at the beginning of the period		—	14
Cash and cash equivalents classified as held for sale at the end of the period		—	(6)
Cash and cash equivalents at beginning of the period, net of overdrafts **		1,732	1,688
Cash and cash equivalents at end of the period, net of overdrafts	9	2,193	1,282
*Fees paid for borrowings were US$17 (2025: US$6).
**Overdrawn account at the beginning of the presented period was nil (2025: US$1).
***    Certain prior period comparatives have been reclassified to conform with the current year presentation.
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2026	8

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
GENERAL INFORMATION ABOUT THE GROUP
1GENERAL INFORMATION
VEON Ltd. (“VEON”, the “Company” and together with its consolidated subsidiaries, the “Group” or “we”) was incorporated in
Bermuda on June 5, 2009. The registered office of VEON is Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda.
VEON’s headquarters and the principal place of business are currently located at Unit 1703 Index Tower (East Tower), Dubai
(DIFC), the United Arab Emirates.
VEON generates revenue through the provision of comprehensive telecommunications and infrastructure services, including voice communications, fixed broadband, and data services, as well as digital services encompassing digital financial services, content streaming, ride-hailing platforms, digital healthcare solutions, cloud computing, and other value-added services. Products and services may be sold separately or in bundled packages.
VEON’s American Depositary Shares (“ADS”) and common shares are listed on the NASDAQ Global Select Market
(“NASDAQ”) (and NASDAQ Capital Market prior to December 18, 2025).
The unaudited interim condensed consolidated financial statements are presented in United States dollars (“U.S. dollar” or
“US$”). In these notes, U.S. dollar amounts are presented in millions, except for share and per share (or ADS) amounts and as otherwise indicated.
The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2025 as included in the Annual Report on the Form 20-F filed on
March 16, 2026 (the "2025 Form 20-F"). Certain information included in these unaudited interim condensed consolidated financial statements was derived from the 2025 Form 20-F.
Major developments during the six-month period ended June 30, 2026
JazzWorld enters interest rate swap transactions
On January 2, 2026, JazzWorld Pakistan Limited ("JazzWorld"), formerly Pakistan Mobile Communications Limited entered into two interest rate swaps (“IRS”) with United Bank Limited, to hedge against the risk from fluctuations in the Pakistani Rupee
("PKR") floating rate on its loans of PKR75 billion (US$268). The interest rate swaps lock in a fixed interest rate by converting the floating rate to a fixed rate at each payment date and provide certainty over future interest cash flows, reducing exposure to interest fluctuations. These IRS were executed in two tranches of PKR37.5 billion (US$134) each for terms of 5 and 7 years with fixed interest rates of 12.55% and 12.85%, respectively. The IRS have been designated as cash flow hedges of the variability in cash flows attributable to the PKR floating interest rate. Refer to Note 8 - Investments, debt and derivatives for further details.
Kyivstar Group Ltd. ("KGL") secondary public offering of shares held by VEON
On January 29, 2026, VEON announced the pricing of a secondary public offering of 12,500,000 common shares of KGL, its majority-owned subsidiary, comprising 12,100,000 shares held by VEON Amsterdam B.V., a wholly owned subsidiary of VEON and 400,000 shares from other selling shareholders, at a public offering price of US$10.50 per share. The underwriters were granted a 30-day option to purchase up to an additional 1,875,000 shares from the other selling shareholders at the public offering price, less underwriting discounts and commissions.
On close of the offering on February 2, 2026, which was oversubscribed by five times, 13,975,000 common shares were sold by
VEON Amsterdam B.V., including the full exercise of the underwriters' option of 1,875,000 common shares while 400,000 common shares were sold by other selling shareholders accumulating to a total of 14,375,000 common shares.  Refer to Note 8 -
Investments, debt and derivatives for further details.
VEON expands digital healthcare services with acquisition of Tabletki.ua
On February 10, 2026, VEON announced its majority owned subsidiary Kyivstar Group Ltd., had signed a definitive agreement and completed the acquisition of 100% of Tabletki.ua for US$161, payable in Ukrainian hryvnia in Ukraine. Tabletki.ua is one of
Ukraine’s most widely used digital platforms for finding, comparing and reserving medicines and other products available at
Ukrainian pharmacies. The transaction closed on February 10, 2026 and was accounted for under IFRS 3. Refer to Note 5 -
Significant transactions for further details.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2026	9

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
VEON’s subsidiary JazzWorld secures largest allocation with 190 MHz
On March 10, 2026, VEON announced that VEON’s subsidiary JazzWorld secured the allocation of 190 MHz after a successful mobile spectrum auction held in Pakistan by the Pakistan Telecommunication Authority, with a license term of 15 years and a total cost of approximately US$240. Payment for the license may be made either as a lump sum twelve months after license issuance or over a 6‑year period, with 50% payable after twelve months and the remaining 50% payable over five years at
Karachi Interbank Offered Rate ("KIBOR") +3%. During 2026, the license has been capitalized at the present value of future payments as an intangible asset of US$209. A corresponding liability of the same amount has also been recognized with interest on the liability to be recognized as a finance cost in the interim condensed consolidated income statement.
VEON and JazzWorld receive competition commission of Pakistan approval for acquisition of TPL Insurance
On April 7, 2026, the Competition Commission of Pakistan approved VEON’s subsidiary, Jazz International Holding Limited
("JIHL"), to acquire up to 69.66% of TPL Insurance Limited ("TPL Insurance") for PKR 4.15 billion (US$14.6) from TPL Corp. On
April 20, 2026 JIHL launched a mandatory tender offer for an additional 6.67% at PKR 30/share. As of June 30, 2026, the control of TPL insurance was not transferred to JIHL. Refer to Note 14 - Events after reporting period for subsequent developments.
VEON boosts accessibility for investors by waiving depositary service fees on American Depositary Shares
On April 24, 2026, VEON announced that, effective January 1, 2026, BNY Mellon will not collect depositary service fees (“DSF”)
from investors that hold VEON’s ADS. The suspension of DSF charges for investors effectively reduces the cost of ownership by
US$0.05 per ADS per year and enhances accessibility for both existing and prospective investors.
VEON shareholders re-elect Board at 2026 AGM
VEON held its 2026 Annual General Meeting of Shareholders (the “AGM”) on May 11, 2026, During the AGM, VEON's
shareholders approved the re-election of the seven directors who served on VEON's Board in the previous term. VEON welcomed back its founder Augie K Fabela II, Andrei Gusev, Rt. Hon. Sir Brandon Lewis CBE, Duncan Perry, 70th U.S. Secretary
of State Michael R. Pompeo, Michiel Soeting and VEON Group CEO Kaan Terzioglu to the Board. Following the AGM, the new
Board held its inaugural meeting, and re-elected VEON’s Founder Augie K Fabela II as the Chairman for a third term.
VEON expands renewable energy portfolio with acquisition of six solar power plants
On May 26, 2026, VEON announced that KGL acquired 100% of the equity interests in six solar power plant entities consisting of
Energopostach-Plus LLC, Lightful LLC, Sunlight Generation LLC, Ternovytsia Solar LLC, Energy Space LLC and Ternovytsia
Solar Plus LLC, for cash consideration of US$70 paid to the seller. Prior to the acquisition, KGL also provided approximately
US$11 of reimbursable financial assistance to the target companies to refinance existing bank indebtedness. Refer to Note 5 -
Significant transactions for further details.
VEON closes US$ 1.4 billion bond offering, refinancing 2027 note
On June 1, 2026, VEON closed of a US$1,400 (excluding transaction fee of US$19) dual-tranche senior unsecured notes offering by VEON Midco B.V., a wholly owned subsidiary of VEON. The notes were issued by VEON Midco B.V. and are guaranteed by VEON Amsterdam B.V., a wholly owned subsidiary of VEON. The offering comprises US$700 6.95% senior notes due June 1, 2031 and US$700 7.45% senior notes due June 1, 2033. The notes were admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange on June 1, 2026.
In parallel with the offering, on May 18, 2026, VEON launched a cash tender offer inviting holders of its outstanding US$1,011
3.375% senior notes due in 2027 to tender their notes for cash. On June 1, 2026, VEON accepted for purchase US$885 (net of
US1 unamortized transaction cost) of its 3.375% senior notes due in 2027 pursuant to the tender offer for cash amount of
US$877 (including US$2 transaction costs), resulting in a net gain on extinguishment of US$8 included in finance income on the income statement. Refer to Note 8 - Investments, debt and derivatives for further details.
For other significant investing and financing activities during the six-month period ended June 30, 2026, refer to the sections
"Investing activities of the Group" and "Financing activities of the Group" included herein.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2026	10

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
OPERATING ACTIVITIES OF THE GROUP
2SEGMENT INFORMATION
Management analyzes the Company’s operating segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies.
Management evaluates the performance of the Company’s segments on a regular basis, primarily based on earnings before foreign exchange gain/ loss, finance income and costs, tax, depreciation, amortization, impairment, gain / loss on disposals of non-current assets, other non-operating gains / losses and share of profit / loss of joint ventures and associates (“Adjusted
EBITDA”) along with assessing the capital expenditures excluding certain costs such as those for telecommunication licenses and right-of-use assets (“CAPEX excl. licenses and ROU”). Management does not analyze assets or liabilities by reportable segments.
Reportable segments consist of Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh.
We also present our results of operations for “HQ and eliminations” and “Others” separately, although these are not reportable segments. “HQ, eliminations and Others” represents our operations in Kyrgyzstan and transactions related to management activities within the Group. Operations in Kyrgyzstan were sold during the year ended December 31, 2025, for further details refer to the audited consolidated financial statements for year ended December 31, 2025.
Revenue disaggregation and other financial information by reportable segment for the six and three-month periods ended June
30, is presented in the following tables. Inter-segment transactions are not material and are made on terms which are comparable to transactions with third parties.
For the six-month period ended June 30:

	Telecommunication and infrastructure ***		Digital				Total Revenue **
			Digital financial services *		Other digital services ***
	2026	2025	2026	2025	2026	2025	2026	2025

Pakistan	600	519	261	175	104	87	965	781
Ukraine	526	483	—	—	141	59	667	542
Kazakhstan	357	325	13	17	68	47	438	389
Uzbekistan	140	127	10	5	16	15	166	147
Bangladesh	205	222	—	—	31	6	236	228
HQ, eliminations and Others	—	23	—	—	—	3	—	26

Total	1,828	1,699	284	197	360	217	2,472	2,113
Starting first quarter 2026, to conform with management view and presentation, revenues from our enterprise identity and credentials management services are reported within the other digital services revenue.
* Digital financial services includes interest income of US$162 (2025: US$100) from loans to customers from our banking operations in Pakistan.
** Total revenue includes service revenue of US$2,430 (2025: US$2,095) and revenue from sale of equipment and accessories of US$42 (2025:
US$18).
*** Certain prior period comparatives have been reclassified to conform with the current year presentation.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2026	11

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

	Selling, General and Administrative Expenses		Adjusted EBITDA		CAPEX exc. licenses and ROU *
	2026	2025	2026	2025	2026	2025

Pakistan	444	370	426	326	103	91
Ukraine	232	183	363	309	137	152
Kazakhstan	162	128	180	195	46	68
Uzbekistan	80	72	61	56	25	37
Bangladesh	107	94	96	126	23	12
HQ, eliminations and Others	58	75	(57)	(53)	2	5

Total	1,083	922	1,069	959	336	365
* This includes additions on property, plant and equipment of US$392 (2025: US$783), intangible assets of US$293 (2025: US$58) after deducting additions in licenses of US$209 (2025: US$1), right-of-use assets of US$108 (2025: US$454), and additions in the period which were prepaid of US$32 (2025: US$21).
For the three-month period ended June 30:

	Telecommunication and infrastructure ***		Digital				Total Revenue **
			Digital financial services *		Other digital services ***
	2026	2025	2026	2025	2026	2025	2026	2025

Pakistan	307	262	139	93	54	40	500	395
Ukraine	267	245	—	—	74	40	341	285
Kazakhstan	181	169	6	9	39	24	226	202
Uzbekistan	71	64	4	2	9	8	84	74
Bangladesh	103	113	—	—	17	4	120	117
HQ, eliminations and Others	—	11	—	—	—	3	—	14

Total	929	864	149	104	193	119	1,271	1,087
Starting first quarter 2026, to conform with management view and presentation, revenues from our enterprise identity and credentials management services are reported within the other digital services revenue.
* Digital financial services includes interest income of US$84 (2025: US$48) from loans to customers from our banking operations in Pakistan.
** Total revenue includes service revenue of US$1,251 (2025: US$1,075) and revenue from sale of equipment and accessories of US$20 (2025:
US$12).
*** Certain prior period comparatives have been reclassified to conform with the current year presentation.

	Selling, General and Administrative Expenses		Adjusted EBITDA		CAPEX exc. licenses and ROU *
	2026	2025	2026	2025	2026	2025

Pakistan	234	188	216	164	71	57
Ukraine	114	93	189	166	66	95
Kazakhstan	84	66	89	100	28	44
Uzbekistan	40	37	31	29	17	28
Bangladesh	54	40	49	88	14	5
HQ, eliminations and Others	24	40	(22)	(27)	2	3

Total	550	464	552	520	198	232
* This includes additions on property, plant and equipment of US$208 (2025: US$604), intangible assets of US$41 (2025: US$39) after deducting additions in right-of-use assets of US$41 (2025: US$407), right-of-use assets of nil (2025: US$1)and additions in the period which were prepaid of US$10 (2025: US$3).

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2026	12

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
The following table provides the reconciliation of Total Adjusted EBITDA to Profit for the period for the six and three-month periods ended June 30:

	Six-month period		Three-month period
	2026	2025	2026	2025
Total Adjusted EBITDA	1,069	959	552	520
Adjustments to reconcile Total Adjusted EBITDA to Profit for the period
Income taxes	(120)	(86)	(60)	(74)
Net foreign exchange gain/ (loss)	13	(52)	(2)	(22)
Other non-operating (loss)/ gain, net	(16)	31	(10)	1
Finance income	48	20	30	10
Finance costs	(317)	(246)	(167)	(127)
Gain on disposal of subsidiaries, net	19	497	19	497
Gain on disposal of non-current assets	5	—	5	—
Impairment loss	(4)	(3)	(2)	(1)
Amortization	(125)	(114)	(66)	(54)
Depreciation	(309)	(280)	(159)	(142)

Profit for the period	263	726	140	608

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2026	13

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
3SHARE-BASED PAYMENTS
The following table sets forth the total share-based payment expense for the six and three-month periods ended June 30 in relation to all directors and employees of the Company.

	Six-month period		Three-month period
	2026	2025	2026	2025
Equity-settled share-based payment expense	10	17	4	7
Cash-settled share-based payment expense	1	2	—	2
Total share-based compensation expense	11	19	4	9
The following table sets forth the total share-based payment liability in relation to all directors and employees of the Company.

	June 30, 2026	December 31, 2025

Current liability	3	7
Non-current liability	1	5
Total liability for share-based payments	4	12
VEON's Umbrella Incentive Plan (“UIP”)
During the period, a total of 1,422,775 equity-settled common shares were granted to a number of participants as a part of their
LTI 2025-2027 program. Additionally, a total of 12,370,575 equity-settled common shares were granted to the participants as a part of their LTI 2026-28 program. These awards are subject to either market performance condition tied to an absolute share price target or non-market performance condition scorecards, The grants have a three-year performance period with vesting scheduled for December 31, 2027 for LTI 2025-2027 program grant and December 31, 2028 for LTI 2026-2028 program grant.
The fair value of the awards with market performance condition was determined using the Monte Carlo simulation that takes into account the likelihood of the performance condition being satisfied.
The following table sets forth the principal assumptions applied by VEON in determining the fair value of the newly issued equity settled share-based payment instruments with market performance conditions:

Assumptions affecting inputs to fair value model	Equity-settled
Annual risk-free rates of return and discount rates (%)	3.55% - 4.17%
Long-term dividend yield (%)	—%
Volatility of share price (%)	44.97% - 49.68%
Share price (p)	$1.89 - $2.09
Additionally, a total of 766,200 equity-settled common shares and 131,200 cash-settled common shares were granted to the eligible participants. Under this plan, participants may receive 75% of their STI payout in cash and 25% in the form of equity grant, which vests immediately upon grant and a similar number of shares are matched by the Company, with a two-year vesting period. Similarly, certain participants were also granted a total of 694,575 equity-settled common shares as a part of their 50% of
STI 2025 converted to equity grant which vested immediately upon grant. These shares are subject to two-year restriction period.
A total of 167,375 equity-settled common shares were also granted to a group of participants. The grant had no performance or service condition and was vested immediately upon grant.
Under the plan, a total of 1,277,300 common shares were transferred to employees during the period in respect of various vested grants, as well as new grants awarded during the period with immediate vesting. In connection with the awards, 250,905 common shares were withheld to settle the applicable tax obligations.
VEON's Deferred Share Plan (“DSP”)
Under the plan, a total of 547,175 equity-settled and 226,198 cash-settled common shares were vested and settled with employees during the period in respect of various vested grants. In connection with the equity-settled awards, 148,011 common shares were withheld to settle the applicable tax obligations.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2026	14

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
VEON's Long-Term Incentive Plan (“LTIP”)
During the period, a total of 16,616,800 equity-settled and 3,054,766 cash-settled common shares were transferred / settled with the employees during the period in respect of vested grants under the LTI 2023-25 program. In connection with the equity-settled award, 2,891,175 common shares were withheld to cover applicable tax obligations.
In addition, the Remuneration Committee of VEON, approved the early vesting of an award for a former employee of 1,053,628 cash-settled common shares granted in April 2024 under the LTI 2024–2026 program. The award was originally subject to a three-year vesting period, with vesting scheduled for December 31, 2026. Following the Committee’s approval, the award vested and was settled with the former employee in March 2026.
Share-based payments to non-employees
Refer to Note 12 - Related parties for specific disclosures related to the Impact Investments agreement.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2026	15

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
4INCOME TAXES
Income tax expense is the total of the current and deferred income taxes. The Group calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings.
Income tax expense consisted of the following for the six and three-month periods ended June 30:

	Six-month period		Three-month period
	2026	2025	2026	2025
Current income taxes	(152)	(220)	(76)	(168)
Deferred income taxes	32	134	16	94
Income taxes	(120)	(86)	(60)	(74)
Effective tax rate	31.3%	10.6%	30.0%	10.9%
The statutory tax rate of the ultimate parent entity, VEON Ltd., based in UAE, is 9%. Veon Ltd is currently in the process of obtaining Qualified Free Zone Person ("QFZP") status. Upon approval, this status would entitle the entity to a 0% statutory tax rate, compared to the standard U.A.E. corporate tax rate of 9%.
The variance between the statutory tax rate of 9% and the Group’s effective tax rate (ETR) of 31.3% for the six-month period ended June 30, 2026 is primarily attributable to higher tax rates in key jurisdictions where VEON operates, including Pakistan
(37%), Ukraine (18%), Kazakhstan (20%), Uzbekistan (20%) and Bangladesh (45%).
The effective tax rate increased year-on-year for both the three-month and six-month periods, primarily due to one-off items recognized in Q2 2025 that reduced the prior-year ETR. Tax expense movements differ by period: on a six-month basis, tax expense increased from H1 2025 to H1 2026 due to the absence of these items in the current year. On a three-month basis, however, tax expense decreased from Q2 2025 to Q2 2026, as the impact was concentrated specifically within Q2 2025.
Global Minimum Tax
The Group falls within the scope of enacted Pillar Two legislation and has assessed its exposure to Pillar Two income taxes. No
Pillar Two tax expense or income has been recognized for the first half of 2026. The assessment of the potential exposure to
Pillar Two income taxes is based on the most recent tax filings, country-by-country reporting and financial statements for the constituent entities in the Group. Based on the assessment, the Pillar Two effective tax rates in the majority of jurisdictions in which the Group operates are above 15%.
As of June 30, 2026, the Group has accumulated US$8,786 of tax losses and US$390 of other tax attributes in various jurisdictions which can be carried-forward and utilized for Pillar Two purposes in the future.
The Group has applied the International Accounting Standards (“IAS”) 12 exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2026	16

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
INVESTING ACTIVITIES OF THE GROUP
5SIGNIFICANT TRANSACTIONS
During the six-month period ended June 30, 2026
VEON expands digital healthcare services with Acquisition of Tabletki.ua
As disclosed in Note 1 - General information, on February 10, 2026, Kyivstar Group Ltd. ("KGL"), a majority-owned subsidiary of
VEON, signed a share purchase agreement ("SPA") to acquire 100% of the shares of MTPK LLC and its subsidiaries (together, the "Tabletki Group") for a total consideration of US$161 upon closing of the transaction. Tabletki Group, established in 2008, is a
Ukrainian business specializing in the development and maintenance of the automated platform for searching and booking medicines and other products from pharmacies in Ukraine. This strategic acquisition marks VEON’s expansion into digital healthcare and pharmacy-related consumer services in line with VEON's digital operator strategy. Tabletki Group consists of
MTPK LLC, Farmel LLC, and Farma Studio LLC. The total consideration transferred amounts to US$161, which was paid in full in cash in Ukrainian hryvnia. The agreement was subject to customary closing conditions and approvals that were obtained on
February 10, 2026, the date the acquisition was completed. The transaction was accounted for in accordance with IFRS 3.
The fair values of identifiable assets and liabilities of Tabletki Group at the date of acquisition were:

February 10, 2026
Non-current assets
Intangible assets	79

Current assets
Cash and cash equivalents	2
Other current assets	1

Fair value of identifiable net assets	82

Goodwill resulting from acquisition	79

Purchase consideration	161
The following table shows the details of cash outflow during the six-month period ended June 30, 2026:

June 30, 2026
Cash outflow, net of cash acquired
Cash consideration	161
Less: balances acquired
Cash and cash equivalents	(2)
Net outflow of cash - investing activities	159
The fair value of the customer base was determined to be US$61 with an estimated useful life of 12 years. The valuation of the customer relationships was performed using the multi-period excess earnings method.
The fair value of the brands and trademarks was determined to be US$12 with an estimated useful life of 10 years. The valuation of the brands and trademarks was performed using the relief-from-royalty method under the income approach.
The fair value of the internally developed software was determined to be US$6 with an estimated useful life of 7 years. The valuation of the internally developed software was performed using the replacement cost approach.
The fair value of acquired other current assets related to trade and other receivables is US$1, which approximates the gross contractual amount, as a loss allowance is insignificant.
The goodwill recognized on the acquisition of Tabletkі Group represents the excess of the consideration transferred over the fair value of the identifiable net assets acquired at the acquisition date.
Goodwill primarily reflects the expected synergies arising from the integration of Tabletkі Group into the Group’s operations, including enhanced market presence in the digital healthcare ecosystem, access to established customer relationships, expansion into new digital services, and the development and deployment of new digital devices leveraging combined technological capabilities. These benefits do not meet the criteria for separate recognition as identifiable intangible assets.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2026	17

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
The recognized goodwill is not deductible for tax purposes.
There were no transactions recognized separately from the acquisition of assets and assumption of liabilities in the business combination.
From the date of acquisition, Tabletki Group contributed US$13 of revenue and US$8 profit before tax to VEON. If the acquisition had taken place at the beginning of the year, the contribution to revenue would have been US$16 and contribution to profit before tax for VEON would have been US$10.
Acquisition-related costs of US$1 are included in selling, general and administrative expenses in the interim condensed consolidated income statement, and in operating cash flows in the interim condensed consolidated statement of cash flows.
The accounting for the acquisition of Tabletki Group remains provisional as the Company is continuing to finalize the valuation of certain identifiable intangible assets, primarily internally developed software. As the valuation of the internally developed software is not yet complete, the related fair values of the customer base and residual goodwill may also change because the software represents a contributory asset in the valuation of the customer relationships. Accordingly, the amounts recognized for internally developed software, customer relationships and goodwill remain provisional and may be revised during the IFRS 3 measurement period as additional information becomes available about facts and circumstances that existed as of the acquisition date. The measurement period will not exceed 12 months from the acquisition date.
During the six months ended June 30, 2026, KGL recognized measurement period adjustments related to the acquisition of
Tabletki Group in accordance with IFRS 3. These adjustments reflected additional information obtained after the acquisition date about facts and circumstances that existed as of that date and comprised:
•an increase in purchase consideration of US$1 following the finalization of the post-closing completion accounts adjustment mechanism; and
•an increase of US$2 in the fair value of internally developed software recognized as an identifiable intangible asset.
The corresponding adjustments were recognized retrospectively as if the accounting for the business combination had been completed at the acquisition date, with a corresponding adjustment to goodwill.
Acquisition of ISP Shtorm LLC
On February 26, 2026, KGL acquired 100% of the equity interests in ISP Shtorm LLC ("Shtorm"), a regional fixed broadband internet service provider operating in Ukraine. This strategic acquisition supports VEON’s continued expansion in the fixed broadband segment and strengthens its position in converged telecommunications services. KGL acquired 100% of Shtorm for total consideration of US$10 upon the closing of the transaction on February 26, 2026.
Upon completion of the transaction, US$7 of the total consideration was paid in cash, with the remaining US$3 recognized as deferred consideration, subject to customary closing adjustments. Based on the initial purchase price allocation, the fair value of the net assets acquired was US$4 at the acquisition date, resulting in the recognition of goodwill of US$6, primarily attributable to expected synergies from integrating the acquired business into VEON’s operations and the assembled workforce.
The purchase price allocation is provisional, as VEON is finalizing the valuation of certain tangible, intangible assets and deferred tax balances. The recognized amounts are provisional and may be adjusted during the measurement period as additional information about facts and circumstances that existed at the acquisition date becomes available.
From the acquisition date, the contribution of Shtorm to VEON’s revenue is US$1 and profit before tax is less than US$1.
VEON expands renewable energy with acquisition of six solar power plants
On May 26, 2026, VEON announced that KGL acquired 100% of the equity interests in six solar power plant entities consisting of
Energopostach-Plus LLC, Lightful LLC, Sunlight Generation LLC, Ternovytsia Solar LLC, Energy Space LLC and Ternovytsia
Solar Plus LLC, for cash consideration of US$70 paid to the seller. Prior to the acquisition, KGL also provided approximately
US$11 of reimbursable financial assistance to the target companies to refinance existing bank indebtedness.
The acquired entities own and operate six solar power plants located in the Lviv region of Ukraine with a combined installed generation capacity of 105 MW. The acquisition is consistent with the VEON’s strategy to expand its energy generation capabilities and enhance energy independence through investments in renewable energy infrastructure.
The acquisition was accounted for in accordance with IFRS 3. The allocation of the purchase consideration to the identifiable assets acquired and liabilities assumed is provisional as of June 30, 2026. VEON is in the process of finalizing the valuation of the acquired assets and liabilities, including property and equipment and any related deferred tax balances. Any measurement period adjustments identified during the measurement period will be recognized retrospectively in accordance with IFRS 3.
The provisional fair values of identifiable assets acquired and liabilities assumed at the acquisition date were as follows:

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2026	18

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

May 26, 2026
Non-current assets
Property and equipment	49
Intangible assets	11
Deferred tax assets	3

Current assets
Trade receivables and other assets	6

Cash and cash equivalents	2
Current liabilities	(11)

Non-current liabilities
Deferred tax liability	(8)
Other non-current liabilities	(1)

Fair value of identifiable net assets	51

Goodwill resulting from acquisition	19

Purchase consideration	70
The following table shows the details of cash outflow during six-month period ended June 30, 2026:

June 30, 2026
Cash outflow, net of cash acquired
Cash consideration	70
Less: balances acquired
Cash and cash equivalents	(2)
Net outflow of cash - investing activities	68
The acquired property and equipment primarily comprise solar power plant infrastructure, including solar modules, inverters, transformers, structures, buildings, grid-related equipment, other fixed assets and construction in progress. Excluding construction in progress, the depreciable acquired property, plant and equipment have an estimated weighted-average remaining useful life of approximately 17 years. The acquired property, plant and equipment were provisionally measured at a fair value of
US$49, representing a fair value step-up of approximately US$31 over the acquiree’s carrying amounts immediately prior to the acquisition. The valuation of the property and equipment was performed using the cost approach, specifically the current replacement cost method.
An identifiable asset relating to feed-in tariff arrangements was recognized at its acquisition date fair value of US$11. The asset was recognized separately from goodwill as it arises from contractual and other legal rights existing at the acquisition date and is expected to generate economic benefits through regulated feed-in tariff rates until the expiry of the feed-in tariff regime on
December 31, 2029. The intangible asset has an estimated useful life of approximately 4 years, corresponding to the period from the acquisition date (May 26, 2026 to the expiry of the feed-in tariff arrangements on December 31, 2029). The fair value of the intangible asset was determined using an income approach, applying a with-and-without method. Under this approach, fair value reflects the present value of the incremental cash flows attributable to the feed-in tariff arrangements.
The fair value of acquired trade receivables and other assets is US$6, which approximates the gross contractual amount, as a loss allowance is insignificant.
As disclosed above, current liabilities include approximately US$11 of reimbursable financial assistance provided to the target entities prior to the acquisition to refinance existing bank indebtedness. This financial assistance was accounted for separately from the acquisition and was not included in consideration transferred.
The deferred tax asset of US$3 primarily relates to cumulative tax losses available for future utilization. The deferred tax liability of US$8 primarily arises from fair value adjustments and the recognition of identifiable assets as part of the purchase price allocation following the acquisition.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2026	19

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
The goodwill recognized on the acquisition of the solar power plants represents the excess of the consideration transferred over the fair value of the identifiable net assets acquired at the acquisition date.
Goodwill primarily reflects the expected synergies arising from the integration of the solar power plants into VEON’s operations, including enhanced energy security, reduced exposure to energy market price fluctuations, and operational synergies from integrating the acquired solar plants into the VEON's existing Infrastructure business operations. These benefits do not meet the criteria for separate recognition as identifiable intangible assets.
The recognized goodwill is not deductible for tax purposes.
Other than financial assistance provided prior to acquisition (as disclosed above), there were no transactions recognized separately from the acquisition of assets and assumption of liabilities in the business combination.
From the date of acquisition, the solar power plants contributed US$2 of revenue and US$1 profit before tax to VEON. If the acquisition had taken place at the beginning of the period, the contribution to revenue would have been US$9 and contribution to the profit before tax would have been US$4.
Acquisition-related costs of US$1 are included in selling, general and administrative expenses in the interim condensed consolidated income statement, and in operating cash flows in the interim condensed consolidated statement of cash flows.
The accounting for the purchase of the six solar power plants is provisional as the valuation of property and equipment, intangible and other assets and liabilities, and residual goodwill related to this acquisition is not complete. Additional information is being obtained and evaluated in relation to facts and circumstances that existed as of the acquisition date, including final asset-level valuation inputs and assumptions, the assessment of contractual arrangements and obligations, and supporting documentation for certain assets and liabilities existing at the acquisition date. Accordingly the fair values assigned to tangible and intangible assets acquired and liabilities assumed are provisional based on management’s estimates and assumptions and may be subject to change as additional information is obtained within the measurement period (not to exceed 12 months from the acquisition date).
Liquidation of VC ESOP
During the six-month period ended June 30, 2026, VEON completed the liquidation of VC ESOP entity in Belgium, an indirect wholly owned subsidiary of VEON held through VEON Amsterdam B.V. As a result, VEON lost control of VC ESOP and accounted for the transaction as a disposal of a subsidiary under IFRS 10. VC ESOP constituted a foreign operation and, accordingly, the cumulative foreign currency translation reserve relating to VC ESOP was reclassified from equity to profit or loss on disposal in accordance with IAS 21. The amount reclassified was US19 and was recognized within gain on disposal of subsidiaries, net in the condensed interim consolidated income statement. The cumulative translation reserve primarily related to historical exchange differences recognized before VC ESOP changed its functional currency to US dollars in 2016. Translation differences recognized after that date were not significant. VC ESOP had no material net assets or liabilities at the date control was lost. No material gain or loss arose on disposal apart from the reclassification of the cumulative foreign currency translation reserve.
During the six-month period ended June 30, 2025
VEON announces sale of stake in Beeline Kyrgyzstan
On March 26, 2024, VEON announced that it signed the Kyrgyzstan SPA for the sale of its 50.1% indirect stake in Beeline
Kyrgyzstan to CG Cell Technologies, which is wholly owned by CG Corp Global for cash consideration of US$32. Completion of the sale of VEON’s stake in Beeline Kyrgyzstan, which is held by VIP Kyrgyzstan Holding AG (an indirect subsidiary of the
Company), is subject to customary regulatory approvals and preemption right of the Government of Kyrgyzstan in relation to acquisition of the stake.  As a result of this anticipated transaction and assessment that control of the Kyrgyzstan operations will be transferred, as from the date of the Kyrgyzstan SPA signing, the Company classified its Kyrgyzstan operations as held for sale. Following the classification as held for sale, the Company no longer accounts for depreciation and amortization for
Kyrgyzstan operations.
The Government of Kyrgyzstan expressed its intention to exercise its pre-emption right in relation to the transaction before the
SPA expiration on March 31, 2025. In accordance with the applicable law, VEON and the Government of Kyrgyzstan have entered into negotiations of the terms of the sale of VEON’s stake in Beeline Kyrgyzstan. Based on current negotiations,
Menacrest AG (an indirect subsidiary of the Company that was previously included in the disposal group) will now act as the seller of the Beeline Kyrgyzstan operations. As the additional time to complete the sale was not expected when the Company initially classified this asset group as held for sale, management is still committed to selling its stake in Beeline Kyrgyzstan, and a new SPA will be signed for the sale owing to expiration of original SPA. Once the final regulatory approvals are obtained, the SPA will be signed, and the transaction will be completed. The Company meets the exception criteria under IFRS 5, Non-current
Assets Held for Sale and Discontinued Operations, as the delay was caused by events beyond the Company’s control and the
Company meets the original criteria for held for sale classification for its Kyrgyzstan operations as of June 30, 2025.
Subsequently, on August 13, 2025, the transaction was completed following receipt of all necessary regulatory approvals.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2026	20

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
Sale of Med Cable Limited
On March 31, 2025, VEON signed a SPA for the sale of its 100% stake in Med Cable Limited to Algérie Telecom Europe, S.A.U.
for a consideration of US$1. Completion of the sale of VEON's stake in Med Cable Limited, which is held by VEON Algeria
Holdings B.V. (an indirect subsidiary of the Company), is subject to conditions specified in the SPA. As a result of this anticipated transaction and assessment that control of Med Cable Limited will be transferred, as from the date of the SPA signing, the
Company classified Med Cable Limited as held for sale.
During the six-month period ended June 30, 2026, management reassessed the disposal plan relating to Med Cable Limited.
The management concluded that a sale was no longer probable and decided to discontinue the disposal plan. As a result, the criteria for classification as held for sale under IFRS 5 were no longer met at June 30, 2026. Accordingly, the Company reversed the held for sale classification and reclassified the assets and liabilities of Med Cable Limited to their respective line items in the consolidated statement of financial position.
Acquisition of Uklon
On March 19, 2025, VEON announced its wholly-owned subsidiary Kyivstar had signed an agreement to acquire Uklon group
(“Uklon”), a leading Ukrainian ride-hailing and delivery platform. This strategic acquisition marks Kyivstar’s expansion into a new area of digital consumer services in line with VEON’s digital operator strategy. Kyivstar acquired 97% of Uklon shares for a total consideration of US$158 upon the closing of the transaction. The agreement was subject to customary closing conditions and approvals that were obtained on April 2, 2025, the date the acquisition was completed.
The fair values of identifiable assets and liabilities of Uklon at the date of acquisition were:

April 2, 2025
Non-current assets
Intangible assets	58

Current assets
Trade and other receivables	2
Cash and cash equivalents	12

Non-current liabilities
Deferred tax liability	(7)

Current liabilities
Trade and employee related payables	(6)
Other current liabilities	(10)

Fair value of identifiable net assets	49

Goodwill resulting from acquisition	109

Purchase consideration	158

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2026	21

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
The following table shows the details of purchase consideration at the acquisition date:

April 2, 2025
Cash paid *	141
Fair value of contingent consideration	16
Put option liability	1
Total purchase consideration	158
* Total cash consideration consisted of US$129 for the acquisition of 97% of Uklon Group’s shares and a US$12 payment to settle employee awards.
The following table shows the details of cash outflow during the six months ended June 30, 2025:

June 30, 2025
Cash consideration	146
Less: balances acquired
Cash and cash equivalents	(12)
Net outflow of cash - investing activities	134
Contingent consideration of US$11 was recognized at the acquisition date at fair value with US$2 being paid subsequent to the reporting period. US$9 is payable upon fulfillment of certain conditions under the share purchase agreement ("SPA"). The possible outcomes range from nil to US$9, with management assessing full payment as highly probable.
Employees bonuses contingent consideration liability related to the portion attributable to pre-acquisition service, recognized at the acquisition date at fair value, resulted from the replacement of share-based payment rewards with new bonuses liability that is payable upon fulfillment of certain conditions under the SPA. The possible outcomes range from nil to US$4, with management assessing full payment as highly probable.
As part of the agreement, Kyivstar entered into a symmetrical put and call option agreement for the remaining 3% interest in
Uklon. The put and call options may be exercised from April 2, 2028 through April 2, 2035. As a result, on the acquisition date,
VEON determined that it had a present ownership interest in the remaining 3% interest in Uklon and has accounted for the call and put option as part of the consideration transferred and therefore, no non-controlling interest was recognized. Accordingly, the option has been recorded as a financial liability at the present value of the amounts payable on exercise with subsequent changes recognized in the interim condensed consolidated income statement.
The fair value of the customer base was determined to be US$32 with an estimated useful life of 10 years. The fair value of the customer base was determined using the multi-period excess earnings method. The multi-period excess earnings approach involves forecasting the net earnings expected to be generated by the asset, reducing them by appropriate returns on contributory assets, and then discounting the resulting net cash flows to a present value using an appropriate discount rate.
The fair value of the trademark was determined to be US$18 with an estimated useful life of 10 years. The fair value of the trademark was determined using the relief-from-royalty method under the income approach. This involves forecasting avoided royalties, reducing them by taxes and discounting the resulting net cash flows to a present value using an appropriate discount rate.
The fair value of the developed technology intangible asset was determined to be US$8 with an estimated useful life of 3 years.
The fair value of the developed technology was determined using the replacement cost approach. In the replacement cost approach, the fair value of an asset is based on the cost of a market participant to reconstruct a substitute asset of comparable utility, adjusted for any obsolescence.
The fair value of acquired trade and other receivables is US$2, which is very close to the gross contractual amount, as a loss allowance is insignificant.
The significant goodwill recognized from the acquisition of Uklon can be attributed to several factors, including Uklon's strong brand value and established customer relationships, which enhance Kyivstar’s market position. Additionally, the integration of
Uklon’s services is expected to create operational synergies, leading to cost savings and improved service offerings. The acquisition also allows for market expansion and increased subscriber growth potential, while Uklon's technological expertise contributes to innovative capabilities. Overall, the goodwill reflects the anticipated future economic benefits arising from these elements. The goodwill will not be deductible for tax purposes.
There were no transactions recognized separately from the acquisition of assets and assumption of liabilities in the business combination.
From the date of acquisition, Uklon contributed US$22 of revenue and US$6 profit before tax to VEON. If the acquisition had

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2026	22

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
taken place at the beginning of the year, the contribution to revenue would have been US$41 and contribution to the profit before tax for VEON would have been US$10. These amounts have been calculated using Uklon’s results and adjusting them for:
•differences in the accounting policies between VEON and Uklon, and
•additional amortization that would have been charged on the assumption that the fair value adjustments to intangible assets had applied from January 1, 2025, together with their consequential tax effects.
Acquisition-related costs of US$0.5 are included in selling, general and administrative expenses in the interim condensed consolidated income statement, and in operating cash flows in the interim condensed consolidated statement of cash flows.
During the year ended December 31, 2025, VEON recorded measurement period adjustments related to the acquisition of Uklon to reflect additional information identified after the three-month period ended September 30, 2025. The adjustments include recognition of US$6 of unpaid transaction costs as assumed liabilities and a total decrease of US$1 related to the fair value of the put option liability and deferred tax liability. As a result, the fair value of identifiable net assets decreased from US$54 million to US$49, and goodwill increased from US$104 to US$109. These adjustments were made within the measurement period and reflect facts and circumstances existing at the acquisition date.
VEON sale of its Pakistan tower portfolio to Engro Corp
On December 5, 2024, VEON announced that it is entering into a strategic partnership with Engro Corporation Limited (“Engro
Corp”) with respect to the pooling and management of its infrastructure assets, starting in Pakistan. Under the partnership,
VEON's infrastructure assets under Deodar (Private) Limited (“Deodar”), a wholly owned subsidiary of VEON, will vest into
Engro Corp via a scheme of arrangement upon completion of conditions under the partnership which primarily include receipt of regulatory approvals from relevant Government authorities in Pakistan. VEON will continue to lease Deodar’s extensive infrastructure for the provision of nationwide mobile voice and data services under a long-term partnership agreement.
On April 30, 2025, based on the expected closing conditions of the transaction, management assessed that the sale of Deodar is considered to be highly probable and therefore, the assets and liabilities of Deodar were classified as held for sale. Following the classification as held for sale, the Company did not account for depreciation and amortization expenses of Deodar’s assets.
On June 3, 2025, upon successful completion of the transaction after all regulatory and other approvals were obtained, control over Deodar was assessed to be transferred to Engro Corp. As per the terms of the agreement, total consideration was
US$562.5 out of which US$187.5 was paid upfront and remaining was to be paid in US$20 equal monthly installments over the period of 19 months from date of completion. The deferred sale consideration was discounted and recognized at present value resulting in total consideration to be recorded at the date of completion for US$547.5.
PMCL and Engro Corp also entered into a Master Tower Agreement ("MTA") under which VEON leased back the extensive part of the sold Deodar's infrastructure assets for an initial non-cancellable lease term of 12 years. Overall, lease liabilities in the amount of US$633 and, as a result of the sale-and-leaseback arrangements, retained right-of-use assets together with the service component in the amount of US$333 were recognized. The portion of the gain attributable to the retained use of the sold assets, amounting to US$300, will have an impact on profit or loss in later periods by way of lower depreciation of the capitalized right-of-use assets. Furthermore, US$454 of the cumulative amount of the gains from exchange differences related to Deodar foreign operations recognized in other comprehensive income was reclassified from equity to consolidated income statement upon disposal and net deferred tax assets of US$109 were recognized in the consolidated statement of financial position.
Overall, a gain on sale of subsidiary of US$502 was recognized as disclosed in table below.
The following table shows the results for the Deodar sale transaction that are accounted for in these financials as of June 30:

2025
Sale consideration	548
Carrying amount of net assets at disposal *	(200)
Gain on sale before reclassification of foreign currency translation reserve and sale and lease back implication	348
Right of use assets recognized	333
Lease liabilities recognized	(633)
Reclassification of foreign currency translation reserve	454
Gain on disposal	502

Deferred tax asset, net	109
* Net assets include US$7 relating to cash and cash equivalents at disposal.
The following table shows the assets and liabilities disposed on June 3, 2025 relating to Deodar operations as of:

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2026	23

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

June 3, 2025
Non-current assets
Property and equipment	92
Goodwill	58
Deferred tax assets	65
Other non-current assets	1
Current assets
Trade and other receivables	357
Other current assets	65
Total assets disposed	638

Non-current liabilities
Debt and derivatives	27
Other non-current liabilities	9
Current liabilities
Trade and other payables	388
Debt and derivatives	14
Total liabilities disposed	438
Sale of VEON Wholesale Services B.V.
On March 7, 2025, VEON signed a SPA for the sale of its 100% stake in VEON Wholesale Services B.V. ("VWS") to H & Suliman
Consulting LLC for a consideration of US$3. Completion of the sale of VEON's stake in VWS, which is held by VEON Amsterdam
B.V. (an indirect subsidiary of the Company), was subject to conditions specified in the SPA and on April 2, 2025, the control of
VWS was transferred to H & Suliman Consulting LLC and the Company recorded a loss on sale of subsidiary of US$5.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2026	24

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
6PROPERTY AND EQUIPMENT
The following table summarizes the movement in the net book value of property and equipment for the six-month period ended
June 30:

	2026	2025

Balance as of January 1	3,757	3,016

Acquisitions	52	—
Additions *	392	783
Modifications and re-assessments *	83	70
Disposals	(7)	(16)
Divestment and reclassification as held for sale	(31)	(96)
Depreciation	(309)	(280)
(Impairment) / reversal of impairment	(4)	(3)
Currency translation	(13)	(21)
Transfers	8	(7)

Balance as of June 30	3,928	3,446
* Certain prior period comparatives have been reclassified to conform with the current year presentation.
Unitel sale and leaseback transaction
In March 2026, Unitel LLC (“Unitel”), a wholly owned subsidiary of VEON, completed a sale and leaseback transaction in respect of a building for cash consideration of US$34 and simultaneously entered into a 10-year lease agreement for the continued use of the property.
The transaction was accounted for in accordance with IFRS 16. Upon completion of the sale and leaseback transaction, the
Group derecognized the carrying amount of the building of US$32 and recognized a lease liability of US$32 together with a right-
of-use asset of US$30, representing the Group’s retained right to use the building over the lease term. A gain of US$0.1 was recognized in profit or loss, reflecting only the amount of the gain attributable to the rights transferred to the buyer-lessor. The remaining portion of the gain, amounting to US$1.9 and relating to the Group’s retained right of use, was not recognized immediately and will be reflected over future periods through depreciation of the recognized right-of-use asset.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2026	25

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
7INTANGIBLE ASSETS
The following table summarizes the movement in the net book value of intangible assets, including goodwill for the six-month period ended June 30:

	2026	2025

Balance as of January 1	1,549	1,510

Acquisition *	199	167
Additions **	293	58
Divestment and reclassification to held for sale	—	(58)
Amortization	(125)	(114)
Currency translation	(24)	(15)
Transfers	(8)	10

Balance as of June 30 *	1,884	1,558
* Certain prior period comparatives have been updated to adjust for the measurement period adjustment, refer  Note 5- Significant Transaction for further details.
** Includes 5G Spectrum license in Pakistan for approximately US$209, refer Note1 - General Information for further details.
Goodwill
Goodwill is included within the above total intangible asset movements for the six-month period ended June 30, 2026. The significant additions during the period were relating to the acquisitions as explained in Note 5 - significant transactions.
Goodwill arising from the acquisitions is allocated to the respective Cash Generating Unit "CGU" which are then grouped at
VEON's country-level. These groups represent the lowest level within VEON at which goodwill is monitored for internal management purposes and are not larger than the Group's operating segments.
Impairment losses in 2026
The Company performed annual impairment testing of goodwill and for non-goodwill CGUs also tested assets for impairment as of September 30, 2025 and subsequently assessed for indicators of impairment or reversal of impairment as of June 30, 2026.
The Bangladesh CGU is a non-goodwill CGU and therefore not subject to mandatory annual impairment testing. However, this
CGU is also continuously monitored.
Based on the assessment performed, we concluded that no goodwill and intangible asset impairment was identified for any
CGU.
Impairment losses in 2025
The Company performed annual impairment testing of goodwill and for non-goodwill CGUs also tested assets for impairment as of September 30, 2024 and subsequently assessed for indicators of impairment or reversal of impairment as of June 30, 2025.
The Bangladesh CGU is a non-goodwill CGU and therefore not subject to mandatory annual impairment testing. However, the
CGU has limited headroom and is continuously monitored. We therefore performed valuation sensitivity tests to assess if a further impairment or reversal of impairment was required.
Based on the assessment performed, we concluded that no goodwill and intangible asset impairment nor reversal was identified for CGU Bangladesh or any CGU.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2026	26

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
FINANCING ACTIVITIES OF THE GROUP
8INVESTMENTS, DEBT AND DERIVATIVES
The Company holds the following investments and derivative assets:

	June 30, 2026	December 31, 2025

At fair value
Other equity investments	38	38
	38	38

At amortized cost
Security deposits and cash collateral	139	159
Bank deposits	3	2
Deferred consideration from sale of subsidiary	138	250
Other investments	262	184
	542	595

Total investments and derivatives	580	633
Non-current	84	144
Current	496	489
Security deposits and cash collateral
Security deposits and cash collateral measured at amortized cost mainly consist of restricted bank deposits of US$32 (2025:
US$27) and restricted cash of US$90 (2025: US$118), which are mainly held at our banking operations in Pakistan and our operating companies in Ukraine.
Deferred consideration from sale of subsidiary
This includes US$138 in deferred consideration for the sale of Deodar (2025: US$250).
Other equity investments at fair value
Other investments at fair value are measured at fair value through other comprehensive income and relate to equity investments held in Bangladesh US$34 (2025: US$34) and Pakistan US$3 (2025: US$4).
Other Investments at amortized cost
Other investments at amortized cost include loans granted to minority shareholder Crowell Investments Limited by VIP
Kazakhstan Holding AG and VIP Kyrgyzstan Holding AG of US$27 each (2025: US$27 each), investment in Pakistan sovereign bonds US$15 (2025: US$33), short term repo lending at our banking operations in Pakistan US$153 (2025: US$94) and short term deposit in Ukraine US$40 (2025: nil).

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2026	27

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
The Company holds the following debt and derivative liabilities:

	June 30, 2026	December 31, 2025

At fair value
Derivatives designated as cash flow hedge	1	—
Derivative relating to ADG resolution	28	—
Warrants	49	27
	78	27
At amortized cost
Borrowings, of which	3,506	3,143
i) Principal amount outstanding	3,429	3,049
ii) Other Borrowings	77	94
Interest accrued	70	63
Discounts and unamortized fees	(33)	(19)
Bank loans and bonds	3,543	3,187

Lease liabilities	1,857	1,760
Other financial liabilities	375	171
	5,775	5,118

Total debt and derivatives	5,853	5,145
Non-current	4,417	4,043
Current	1,436	1,102
Other borrowings include long-term capex accounts payable of US$77 (2025: US$94).
Warrants
As of June 30, 2026, the Group had 7,666,528 Warrants outstanding (2025: 7,666,528). Each Warrant entitles the holder to purchase 1 common share in KGL at an exercise price of US$11.50 per share. The Warrants are exercisable from September
14, 2025 and will expire on August 14, 2030. There were no Warrants exercised during the six-month period ended June 30,
2026. The change in the fair value of the Warrants for the six-month period ended June 30, 2026 amounted to a loss of US$22 recorded within other non-operating (loss)/ gain, net on the interim condensed consolidated income statement.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2026	28

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
Significant changes in financial assets and financial liabilities
The key changes in the financial assets and liabilities during the six-month period ended June 30, 2026, predominantly relate to the activities described below in this section. Furthermore, there were no changes in risk management policies as disclosed in the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2025.
Financing activities during the six-month period ended June 30, 2026
Kyivstar Group Ltd. ("KGL") secondary public offering of shares held by VEON
As disclosed in Note 1 - General information, during the period the Group completed the sale of 6% of its ownership interest in
KGL, representing 13,975,000 common shares out of a total subscription of 14,375,000 common shares, through a public offering for net proceeds of US$140 presented as cash inflows from financing activities.
As a result of the transaction, the Group’s ownership interest in KGL decreased from 89.6% to 83.6%, while non‑controlling interest (“NCI”) increased from 10.4% to 16.4%. Control over KGL was retained and, accordingly, the transaction was accounted for as a transaction with owners in accordance with IFRS 10 Consolidated Financial Statements. No gain or loss was recognized in the interim condensed consolidated income statement.
The carrying amount of NCI increased by US$80, including reattribution of accumulated cumulative foreign currency translation loss of US$127 related to the disposed interest. The balancing adjustment of US$67 was recognized in other capital reserves as a debit.
VEON announces agreement with the Dhabi Group regarding historical claims under a shareholders agreement
On March 12, 2026, VEON announced that it had entered into an agreement with the Dhabi Group regarding historical claims under a shareholders agreement. As part of this agreement, VEON welcomed the Dhabi Group, whose principal is His Highness
Sheikh Nahyan bin Mubarak Al Nahyan, as a shareholder in the Company. Under the terms of the agreement, Dhabi Group fully withdrew all its claims and VEON agreed to pay the Dhabi Group US$120 in cash plus US$30 equivalent in ADSs (the "ADS
Payment"). Additionally, twenty-four months after the date of agreement, VEON will make further cash payment equal to the difference of US$60 and the market value of the ADS Payment at a future date. Accordingly, VEON recognized a provision of
US$170 as of December 31, 2025, representing management’s estimate of the expected outflow.
Following execution of the accelerated resolution agreement, the US$170 provision recognized as of December 31, 2025 was reclassified to financial liabilities and subsequently accounted for within the scope of IFRS 9. The liability was then partially settled through a cash payment of US$120 and the transfer of US$30 equivalent in ADSs, resulting in the transfer of 13,794,400
VEON common shares (551,776 ADSs), determined based on the 30-day volume-weighted average price of US$54.40 per ADS.
In accordance with IFRIC 19 - Extinguishing Financial Liabilities with Equity Instruments, the extinguishment of the financial liability through the issue of equity instruments was measured based on the fair value of the equity instruments transferred. The
ADS Payment had a fair value of US$27 at the transfer date, resulting in a gain of US$3 recognized within other non-operating
(loss)/gain, net, in the interim condensed consolidated income statement.
During the six and three-month periods ended June 30, 2026, the remaining unsettled embedded derivative component of the resolution agreement was accounted for as a derivative financial liability under IFRS 9 and remeasured to a fair value of US$28 as of June 30, 2026 using the Black-Scholes model, resulting in a fair value loss of US$8 and a gain of US$5 respectively during the six and three-month periods ended June 30, 2026 within the interim condensed consolidated income statement.
JazzWorld enters Interest Rate Swap Transactions
As disclosed in Note 1 - General information, JazzWorld entered into interest rate swaps to hedge the exposure to variability in cash flows arising from changes in PKR floating interest rates on borrowings with an aggregate principal amount of PKR75 billion
(US$268). The swaps are designated as hedging instruments in cash flow hedge relationships under IFRS 9 using a hedge ratio of 1:1, consistent with the Group’s risk management strategy. The Group assesses, at inception and on an ongoing basis, whether the hedging relationships continue to meet the qualifying criteria for hedge accounting, including the existence of an economic relationship between the hedged item and the hedging instrument, that the effect of credit risk does not dominate the value changes arising from that economic relationship, and that the hedge ratio remains consistent with that used for risk management purposes.
The interest rate swaps are measured at fair value and classified within Level 2 of the fair value hierarchy. Fair value is determined using observable market data, including interest rate curves, adjusted as necessary to reflect the limited liquidity of the PKR interest rate market. During the six-month period ended June 30 2026, the hedging relationships remained effective and continued to qualify for hedge accounting. The net amount recognized in the cash flow hedge reserve in respect of these hedges was US$1 comprising of US$8 recorded as cost of hedging, which will be reclassified to profit or loss over the life of the hedge and US$7 representing the effective portion of the gain on hedging instruments.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2026	29

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
Carrying amounts of the derivative designated cash flow hedge assets of nil and liability of US$1, are presented within
Investment and derivative assets and debt and derivative liabilities respectively in the interim condensed consolidated statement of financial position.
Unitel LLC credit facilities
During the six-month period ended June 30 2026, Unitel LLC signed two new credit facility agreements with Infinbank and AKIB
Ipoteka Bank, each with a principal amount of UZS200 billion (US$16), with maturities of four years and five years and interest rates of 21.49% per annum and 22.0% per annum, respectively. Unitel LLC fully utilized the facility with AKIB Ipoteka Bank and drew UZS189 billion (US$15) under the Infinbank facility.
Banglalink Digital Communications Ltd. ("BDCL") short term credit facilities
During the six-month period ended June 30 2026, Banglalink utilized BDT12 billion (US$93) under various short-term facilities from different local banks at interest rates ranging from 10.5% to 11% for a tenor ranging from six months to one year.
VEON Closes USD 1.4 billion Bond Offering, Refinancing 2027 Note
On June 1, 2026, VEON closed of a US$1,400 (excluding transaction fee of US$19) dual-tranche senior unsecured notes offering by VEON Midco B.V., a wholly owned subsidiary of VEON. The notes were issued by VEON Midco B.V. and are guaranteed by VEON Amsterdam B.V., a wholly owned subsidiary of VEON. The offering comprises US$700 6.95% senior notes due on June 1, 2031 and US$700 7.45% senior notes due on June 1, 2033. The notes were admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange on June 1, 2026. The new notes are recognized net of directly attributable transaction costs, which are deducted from the initial carrying amount and will be amortized over the life of the notes using the effective interest method.
In parallel with the offering, on May 18, 2026, VEON launched a cash tender offer inviting holders of its outstanding US$1,011
3.375% senior notes due in 2027 to tender their notes for cash. On June 1, 2026, VEON accepted for purchase US$885 (net of
US1 unamortized transaction cost) of its 3.375% senior notes due 2027 pursuant to the tender offer for cash amount of US$877
(including US2 transaction costs), resulting in a gain on extinguishment of US$8 included in finance income on the income statement. The transaction was accounted for as a partial extinguishment under IFRS 9. The carrying amount derecognized was determined by allocating the carrying amount of the original liability to the portion repurchased, including a pro-rata share of the related unamortized transaction costs.
Financing activities during the six-month period ended June 30, 2025
KaR-Tel Limited Liability Partnership credit facilities
On January 29, 2025, KaR-Tel Limited Liability Partnership (“KaR-Tel”) signed a new bilateral credit facility agreement with
Forte Bank JSC of KZT22.5 billion (US$43) with a maturity of 5 years. The interest rate on this facility is National Bank of
Kazakhstan base rate plus 4%, with the interest being fixed until maturity for each tranche drawn under the facility. Kar-Tel utilized KZT12 billion (US$24) from this facility during February and March 2025.
Unanimous Support from Noteholders Voting in Consent Solicitation
On January 30, 2025, VEON announced the successful completion of a bond consent solicitation process undertaken by VEON
Holdings. Pursuant to this consent solicitation process, VEON secured approval from holders of its 2027 bonds (ISIN: Reg S:
XS2824764521/ Rule 144A: XS2824766146) to substitute VEON Holdings with VEON MidCo as the Issuer and to make certain other amendments to the terms and conditions of the Issuer’s Senior Unsecured Notes due November 25, 2027. At the January
30, 2025 meeting, 95.83% of the bonds were represented, and the proposal received unanimous support. VEON MidCo substituted VEON Holdings as the Issuer on April 8, 2025, upon completion of the demerger.
VEON Returns to Capital Markets with Successful Syndication of US$210 Term Loan
On March 27, 2025, VEON announced the successful syndication of a 24 month, US$210 senior unsecured term loan under a new facility agreement from a consortium of international lenders, including ICBC Standard Bank and leading GCC banks. The facility will bear interest at Term SOFR plus 425 bps. Following the legal demerger of VEON Holding B.V, VEON Midco B.V is the substituted borrower. The facility was fully drawn in early April 2025.
Pakistan Mobile Communication Limited bilateral credit facilities
In April 2025, PMCL signed and utilized PKR 5 billion (US$18) each from bilateral facilities from Bank Alfalah Limited and Habib
Bank Limited, totaling PKR 10 billion (US$36). Each facility has a maturity of 10 years.
In May 2025, PMCL signed and utilized PKR 32 billion (US$113) from three bilateral facilities from Askari Bank Limited, Faysal
Bank Limited and Meezan Bank Limited. Each facility has a maturity of 10 years.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2026	30

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
Issuance of PKR Sukuk bond by PMCL
In April 2025, PMCL issued a short-term PKR sukuk bond of PKR 15 billion (US$53) having a maturity of 6 months.
Repayment of VEON Holdings 4.00% Senior Notes:
On April 9, 2025, VEON Holdings repaid its outstanding 4.00% Senior Notes amounting to US$472 at their maturity date.
Repayment of VEON Holdings 6.30% (RUB) Senior Notes:
On June 18, 2025, VEON Holdings repaid its outstanding 6.30% (RUB) Senior Notes amounting to RUB7.84 billion (US$100) at their maturity date.
Fair values
The carrying amounts of all financial assets and liabilities are equal to or approximate their respective fair values as shown in the table above within this note, with the exception of:
•'Bank loans and bonds, including interest accrued', for which fair value is equal to US$3,530 at June 30, 2026
(December 31, 2025: US$3,091); and
•'Lease liabilities', for which fair value has not been determined.
Fair values are determined in accordance with IFRS 13, Fair Value Measurement. Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. VEON classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.
Level 1 fair value measurements are based on quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 fair value measurements are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 fair value measurements are based on valuation techniques that incorporate significant unobservable inputs.
On a quarterly basis, the Company reviews if there are any indicators for a possible transfer between fair value hierarchy levels.
This depends on how the Company is able to obtain the underlying input parameters when assessing the fair valuations. During the six-month period ended June 30, 2026, there were no transfers between Level 1, Level 2 and Level 3 fair value measurements.
As of June 30, 2026, the financial assets and liabilities recognized at fair value include:
•Warrants at Level 1. As the warrants are actively traded, no valuation adjustments are required;
•Net derivatives designated as cash flow hedge at Level 2. The fair value of the derivatives is based on interest rates and yield curves observable at commonly quoted intervals;
•Derivative relating to ADG resolution at Level 2. The fair value of the derivative is based on observable market inputs and determined using a mark-to-market methodology using the Black-Scholes model; and
•Other equity investments relating to minority equity interests in private companies at Level 3. Fair value of other equity investments is determined using recent funding transactions or, in the absence of recent funding transactions, using a qualitative approach considering revenue trends, macroeconomic conditions (risk-free rate and country risk premium), foreign exchange movements, management’s assessment of business performance, and publicly available information.
A sensitivity analysis for a 10% change in the principal benchmark inputs would not result in a material change in the fair value of the Company’s Level 3 investments as at the reporting date.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2026	31

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
9CASH AND CASH EQUIVALENTS
Cash and cash equivalents consisted of the following items:

	June 30, 2026	December 31, 2025

Cash at banks and on hand	618	702
Short-term deposits with original maturity of less than three months	1,575	1,030
Cash and cash equivalents, net of overdrafts * (as presented in the consolidated statement of cash flows)	2,193	1,732
* Cash and cash equivalents include an amount of US$509 (2025: US$341) relating to banking operations in Pakistan.
Cash and cash equivalent balances as of June 30, 2026 and December 31, 2025 exclude restricted cash and deposits held within the Group. Cash balances as of June 30, 2026 include investments in money market funds of US$103 (December 31,
2025: US$160).
As of June 30, 2026, US$372 (2025: US$458) of cash at the level of Ukraine was subject to currency restrictions that limited ability to upstream the cash or make certain payments outside the country, but these balances are otherwise freely available to the Ukrainian operations.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2026	32

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
10ISSUED CAPITAL
The following table details the common shares of the Company as of:

	June 30, 2026	December 31, 2025

Authorized common shares (nominal value of US$0.001 per share)	1,849,190,667	1,849,190,667

Issued shares, including 127,660,783 (2025: 130,003,933) shares held by a subsidiary of the Company	1,849,190,667	1,849,190,667

The holders of common shares are, subject to our by-laws and Bermuda law, generally entitled to enjoy all the rights attaching to common shares. The common share to ADS ratio is 25:1.
VEON’s buyback program
For the six-month period ended June 30 2026
On November 17, 2025, VEON announced that its Board of Directors authorized the commencement of a new buyback program.
This buyback program enables the Company to buy back ADSs and/or outstanding bonds in an amount up to US$100. The final allocation between equity and debt securities will be determined by prevailing market conditions. During the year ended
December 31, 2025, a total of 243,892 ADSs (equivalent to 6,097,300 common shares) were repurchased for a total of US$13.
During the six-month period ended June 30 2026, a total of 29,892,525 common shares were repurchased for a total of US$62.
For the six-month period ended June 30, 2025
VEON’s Board of Directors approved a share buyback program of up to US$100 on July 31, 2024. On December 9, 2024, VEON
announced that its Board of Directors approved the commencement of the first phase of its share buyback program with respect to VEON Ltd.'s ADSs. The first phase of the share buyback program was for an amount of up to US$30 and was completed on
January 27, 2025. An aggregate of 17,370,400 common shares were repurchased, of which 12,346,225 common shares were repurchased for US$23 during the six-month period ended June 30, 2025.
In March 2025, VEON commenced its second phase of the share buyback program and up to US$35 of shares was approved to be repurchased and was completed on May 21, 2025. During the six-month period ended June 30, 2025, a total of 18,300,375 common shares were repurchased related to the second phase for a total of US$35.
On June 16, 2025, VEON announced that it would shortly commence the third phase of the share buyback program and up to
US$35 was approved. During the six-month period ended June 30, 2025, a total of 5,992,525 common shares were repurchased related to the third phase for a total of US$10.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2026	33

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
11DIVIDENDS PAID AND PROPOSED
There were no dividends declared by VEON Ltd. in the six-month periods ended June 30, 2026 and 2025, respectively.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2026	34

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
ADDITIONAL INFORMATION
12RELATED PARTIES
For the six-month period ended June 30, 2026
Key management personnel compensation
During the period, a total of 608,100 common shares were granted to a member of key management personnel under the UIP
Rules as a part of the LTI 2025-2027 program. The award is subject to a market performance condition tied to an absolute share price target. This grant has a three-year performance period with vesting scheduled for December 31, 2027.
In addition, a total of 3,593,475 common shares were granted to the Group Chief Executive Officer and 1,296,900 were granted to other key management personnel under the UIP Rules as a part of the LTI 2026-2028 program. These awards are subject to a market performance condition tied to an absolute share price target. These grants have a three-year performance period with vesting scheduled for December 31, 2028.
Furthermore, a total of 142,925 common shares were also granted to a member of key management personnel under the UIP
Rules as a part of their STI 2025 program, which vested immediately upon grant. These shares are subject to a two-year restriction period.
Additionally, a total of 7,671,300 common shares and 267,925 common shares were transferred to the Group Chief Executive
Officer and other key management personnel during the period, respectively, in relation to all grants that were vested during the period.
Other transactions with key management personnel
During the six-month period ended June 30, 2026, VEON Amsterdam B.V. repurchased 7,125,225 common shares from the
Group Chief Executive Officer for total consideration of US15, in line with the objectives of the Company's share buyback program. The price per ADS was determined based on the 30-day volume weighted average price for the Company’s ADSs listed and traded on Nasdaq. The Group Chief Executive Officer utilized the proceeds for the purchase of a personal property in the
UAE.
Other related parties
During the six-month period ended June 30, 2026, US$0.3 of expense has been recognized related to the monthly cash payments and US$1 of expense has been recognized related to share-based payment expense related to the 2024 Agreement.
On June 6, 2026, the fourth tranche of Warrant A for a value of US$2 worth of shares (based on the 90-day average closing price of VEON ADSS) or 955,125 common shares (equal to 38,205 ADSs) vested.
For the six-month period ended June 30, 2025
Key management personnel compensation
Two cash settled awards of 500,000 and 273,825 shares were awarded in April 2024 under the DSP to a current VEON Ltd board member. In February 2025, the awards, which vested in April 2024 and June 2024 with planned release date of one year after the vesting date, were agreed to be released and settled at an earlier date before March 15, 2025. The awards were settled by way of gross cash payment of US$1 to the board member as a full and final settlement.
In March 2025, an equity-settled award of 1,644,025 shares granted to a member of key management personnel in March 2023 under the DSP, vested after meeting the required service condition of two years.
On April 2, 2025, a service based one-off equity award of 250,000 shares was granted to the GCFO, under the DSP. The award vested 50% on March 31, 2026, and the remaining 50% will vest on March 31, 2027.
On April 28, 2025, the Group General Counsel received an equity-settled award of 118,850 common shares as a part of her 50%
STI 2024 converted into a share-based grant, which vested immediately upon grant. These shares are subject to a 2-year restriction period.
On May 14, 2025, certain key management personnel (excluding the Group General Counsel) were granted long term incentive awards of 8,266,750 common shares under the Umbrella Incentive Plan. These awards are subject to a market condition tied to an absolute share price target for a total of shares with a performance period of January 1, 2025 to December 31, 2027, being the vesting date.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2026	35

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
Additionally on May 20, 2025, two rotational members of the then-constituted Group Executive Committee ("GEC"), that were not part of the key management personnel, were granted long term incentive awards of 755,825 common shares on target under the
Umbrella Incentive Plan. These awards are subject to non-market performance condition scorecards for their respective operating company related to a performance period of January 1, 2025 to December 31, 2027, being the vesting date.
On June 17, 2025, the Group General Counsel irrevocably and unconditionally surrendered an equity-settled award originally granted in 2024 of 2,055,292 common shares, issued under Long-Term Incentive Plan, for no consideration. This has resulted in cancellation of the award and caused it to lapse with immediate effect. On the same date, a special equity-settled award of
685,000 common shares was granted to the Group General Counsel under the Umbrella Incentive Plan. The award is subject to service-based vesting conditions, with 40% vesting on February 28, 2026, 40% vesting on October 31, 2026, and the remaining
20% vesting on January 31, 2027.
Other related parties
On June 7, 2024, the Company entered into a letter agreement as amended on August 1, 2024 (the “2024 Agreement”) with
Impact Investments which will provide strategic support and board advisory services to the Company and JSC Kyivstar. Michael
R. Pompeo, who was appointed to the Board of Directors of the Company on May 31, 2024, serves as Executive Chairman of
Impact Investments. He was re-appointed to the Board of Directors of the Company at its 2025 and 2026 annual general meetings held on May 8, 2025 and May 11, 2026, respectively.
As of June 30, 2025, US$0.3 of expense has been recognized related to the monthly cash payments and US$1 of expense has been recognized related to share-based payment expense related to the 2024 Agreement.
On June 7, 2025, the second tranche of Warrant A for a value of US$2 worth of shares (based on the 90-day average closing price of VEON ADS) or 1,087,855 common shares (equal to 43,514 ADS) vested.
13RISKS, COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES
Other than disclosed elsewhere in these unaudited interim condensed consolidated financial statements and as disclosed in our audited annual consolidated financial statements for 2025 as filed in the Form 20-F on March 16, 2026, there were no material changes to risks, commitments, contingencies and uncertainties that occurred during the six-month period ended June 30, 2026.
14EVENTS AFTER THE REPORTING PERIOD
Acquisition of controlling interest in TPL Insurance
On July 14, 2026, Jazz International Holding Limited (“JIHL”), a subsidiary of VEON, announced the completion of the acquisition of a controlling interest in TPL Insurance Limited (“TPL Insurance”), a Pakistan-based general insurance company offering motor, health, fire, property and other insurance products through its digital platform. Following the completion of the transaction, JIHL now holds 76.33% of TPL Insurance’s issued share capital, including 6.67% acquired through the mandatory tender offer. The total consideration paid for shares acquired from TPL Corp Limited and through the mandatory tender offer was US$16. As of the date of the interim condensed consolidated financial statements, the initial purchase price allocation under IFRS 3 has not yet been completed and, accordingly, the estimated financial impact of the transaction is not yet available.
Repayment of US$210 Term Loan
On July 24, 2026, VEON repaid ahead of its scheduled maturity of March 2027 the principal amount of US$210, together with accrued interest of US$1, outstanding under the facility agreement entered into on March 27, 2025, with a consortium of international lenders, including Industrial and Commercial Bank of China ("ICBC"), Standard Bank and leading Gulf Cooperation
Council ("GCC") banks.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2026	36

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
15BASIS OF PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
BASIS OF PREPARATION
The unaudited interim condensed consolidated financial statements for the six and three-month periods ended June 30, 2026 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards
Board ("IASB"). The Group has prepared the unaudited interim condensed consolidated financial statements on the basis that it will continue to operate as a going concern.
The preparation of these unaudited interim condensed consolidated financial statements has required management to apply accounting policies and methodologies based on complex and subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The use of these judgments, estimates and assumptions affects the amounts reported in the statement of financial position, income statement, statement of cash flows, statement of changes in equity, as well as the notes. The final amounts for items for which estimates and assumptions were made in the unaudited interim condensed consolidated financial statements may differ from those reported in these statements due to the uncertainties that characterize the assumptions and conditions on which the estimates are based.
NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP
The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2025.
A number of new and amended standards became effective as of January 1, 2026, which did not have a material impact on
VEON's unaudited interim condensed consolidated financial statements. The Group has not early adopted any other standards, interpretations or amendments that have been issued but have not yet become effective.
Dubai, July 31, 2026
VEON Ltd.